NO ACT

P.E. 12-10-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08021437

JAN 1 1 2008

1086

January 11, 2008

Act:	1934
Section:	
Rule:	14A-8
Public Availability:	1/11/2008

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, D.C. 20036-5306

Re: General Electric Company
Incoming letter dated December 10, 2007

Dear Mr. Mueller:

This is in response to your letter dated December 10, 2007 concerning the shareholder proposal submitted to GE by the National Legal and Policy Center. We also have received a letter from the proponent dated December 21, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
JAN 18 2008
THOMSON
FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Peter Flaherty
President
National Legal and Policy Center
107 Park Washington Court
Falls Church, VA 22046

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
rmueller@gibsondunn.com

December 10, 2007

Direct Dial
(202) 955-8671

Client No.
C 32016-00092

Fax No.
(202) 530-9569

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Shareowner Proposal of the National Legal and Policy Center*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, General Electric Company ("GE"), intends to omit from its proxy statement and form of proxy for its 2008 Annual Shareowners Meeting (collectively, the "2008 Proxy Materials") a shareowner proposal and statements in support thereof (the "Proposal") received from the National Legal and Policy Center (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before GE intends to file its definitive 2008 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the

Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of GE pursuant to Rule 14a-8(k).

THE PROPOSAL

The Proposal requests that GE provide a semi-annual report disclosing GE's: (1) "Policies and procedures for charitable contributions (both direct and indirect) made with corporate assets"; (2) "Monetary and non-monetary contributions made to non-profit organizations operating under Section 501(c)(3) and 501(c)(4) of the Internal Revenue Code, and any other public or private charitable organizations"; and (3) "Rationale for each of the charitable contributions." The report also may include the above information for the GE Foundation and may be posted GE's website. A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2008 Proxy Materials pursuant to:

- Rule 14a-8(i)(7) because it relates to GE's ordinary business operations (i.e., contributions to specific types of organizations); and
- Rule 14a-8(i)(4) because it relates to the redress of a personal claim or grievance or is designed to result in a benefit to the Proponent or further a personal interest not shared by the other shareowners at large.

ANALYSIS

I. The Proposal May Be Excluded under Rule 14a-8(i)(7) Because It Addresses Matters Related to GE's Ordinary Business Operations.

Under well-established precedent, we believe that GE may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it "deals with a matter relating to the company's ordinary business operations." The purpose of Rule 14a-8(i)(7) is to reserve to management and the board of directors the day-to-day operation of the company's business, and to avoid involving shareowners in the details of the company's routine operations by way of the proxy process. *See* Exchange Act Release No. 40018 (May 21, 1998); Exchange Act Release No. 12999 (Nov. 22, 1976).

In addition, New York Business Corporation Law Section 202(a)(12), which is applicable because GE is incorporated in the state of New York, grants every corporation the specific power to "make donations, irrespective of corporate benefit, for the public welfare or for community fund, hospital, charitable, educational, scientific, civic or similar purposes . . . ." New York law, therefore, considers charitable contributions to be within "ordinary business operations," regardless of whether such contributions benefit the corporation. Accordingly, decisions regarding the disclosure, timing, amount and recipients of charitable contributions are, as a matter of state law, ordinary business decisions of GE.

The Proposal requests that GE provide a semi-annual report disclosing its "[p]olicies and procedures for charitable contributions," "[m]onetary and non-monetary contributions made to non-profit organizations . . . [and] other public or private charitable organizations," and the "[r]ationale for each of the charitable contributions." Although the Proposal appears facially neutral, public statements made by the Proponent, as well as the Proposal's supporting statement, make clear that the proposed policy is intended to target a particular kind of charitable contribution: corporate support of the Rainbow/PUSH Coalition and other nonprofit organizations with which Rev. Jesse Jackson Sr. is affiliated.

The Staff consistently has concurred that shareowner proposals requesting a company to refrain from making contributions to specific types of organizations relate to a company's ordinary business operations and may be excluded from proxy materials pursuant to Rule 14a-8(i)(7) and its predecessor, Rule 14a-8(c)(7). *See, e.g., Verizon Communications, Inc.* (avail. Jan. 25, 2005) (concurring that a proposal by Proponent recommending that the board disallow contributions to "Jesse Jackson, Rainbow/PUSH Coalition, the Citizenship Education Fund, and any other nonprofit organization primarily identified with Jesse Jackson," was excludable under Rule 14a-8(i)(7) because it related to "contributions to specific organizations"). In contrast, the Staff has determined that general proposals that do not single out a particular organization or type of organization are not excludable under Rule 14a-8(i)(7). *See, e.g., Microsoft Corp.* (avail. Aug. 11, 2003) (denying exclusion of a proposal recommending that the company refrain from making any charitable contributions).

Furthermore, the Staff consistently has permitted the exclusion of facially neutral proposals addressing charitable contributions under Rule 14a-8(i)(7) as relating to ordinary business if the statements made in support of the proposed resolution indicate that the proposal, in fact, would serve as a shareowner referendum on donations to a particular charity or type of charity. For example, in *Johnson & Johnson* (avail. Feb. 12, 2007) and *Pfizer Inc.* (avail. Feb. 12, 2007), facially neutral proposals requested that each company "implement a policy listing all charitable contributions on the company's website." However, in those cases the issuers demonstrated that the proposals' supporting statements—and, with respect to *Johnson & Johnson*, the Proponent's supporting remarks made during the company's prior annual meeting—referenced abortion, same sex marriage, and/or Planned Parenthood, and the Staff agreed that the facially neutral shareowner proposals were related to "contributions to specific types of organizations" and could therefore be excluded under Rule 14a-8(i)(7).

In *The Walt Disney Co.* (*Burnside*) (avail. Nov. 10, 1997), a facially neutral proposal requested that the company "refrain from making any charitable contributions." However, the proposal's resolutions referred to the company making contributions to "groups that engage in controversial activities" and three sentences in the supporting statement referenced gifts to groups supporting domestic partner benefits and stated that the gifts were "not good business." Taken in context, the supporting statement made clear that the proposal was critical of contributions to particular groups. Thus, the Staff recognized that the proposal was specifically "directed at contributions to groups advocating domestic partner health benefits," and accordingly, the Staff concurred that the proposal could be omitted from the company's proxy materials pursuant to Rule 14a-8(i)(7)'s predecessor, Rule 14a-8(c)(7), as it related to the company's ordinary business operations.

As the no-action letters described above evidence, the Staff historically has looked beyond a facially neutral shareowner proposal in order to determine whether the proposal is actually directed toward contributions to specific types of charitable organizations. When facially neutral proposals were found to be directed toward specific kinds of charitable giving, the Staff concurred that the proposals were excludable under Rule 14a-8(i)(7) (or its predecessor, Rule 14a-8(c)(7)) as relating to ordinary business matters.

As with the no-action letters described above, the Proposal, although facially neutral, is clearly critical of and directed to particular charitable contributions; namely, contributions to the Rainbow/PUSH Coalition and other nonprofit organizations identified with Rev. Jackson. Just as with the resolutions and supporting statement in *The Walt Disney Co.* (*Burnside*) proposal, the Proposal's supporting statement refers to contributions that "may be inimical to the interests of the Company" and suggests that the Proposal is necessary to identify company contributions "for controversial causes," and then has a paragraph referring to GE contributions to Rainbow/PUSH and "(Jesse) Jackson's organization." Furthermore, the numerous statements made by the Proponent at GE's 2007 Annual Meeting of Shareowners ("2007 Annual Meeting"), to the media and in support of substantially similar shareowner proposals previously presented to other companies focus on Rev. Jackson and his organizations, making clear the Proposal's true focus—GE donations to a particular charity or type of charity.

Most notably, statements made at GE's 2007 Annual Meeting by the Proponent's representative in advocating for a substantially identical shareowner proposal demonstrate the underlying intent of the Proposal. *See* Exhibit B. In his remarks, Peter Flaherty, the Proponent's President, focused almost exclusively on Rev. Jackson, stating:

- "Mr. Immelt, it is time for you to end GE's sponsorship of this demagogue, Jesse Jackson. Why don't you do it now right here in Jackson's home town of Greenville before it blows up in your face?"

- "But when you consider some of the so-called charities that GE bankrolls, perhaps [GE's opposition to the proposal] all makes sense. You see, GE is one of the biggest financial supporters of Jesse Jackson and his organizations. GE still bankrolls Jackson even though other companies and the New York Stock Exchange itself have cut off Jackson in response to our request."

- "Let's consider what GE is subsidizing through Jesse Jackson's groups. Last April the Duke rape case grabbed headlines and soon after Jackson was on the scene. He dismissed suggestions that the accu[]sed lacrosse players were entitled to a presumption of innocence and announced that the Rainbow Push Coalition would provide a college scholarship to the accuser. When pressed, Jackson said, 'There's more evidence that violence occurred to her than that she's the lead in a hoax.' Well, we now know the whole thing was a hoax, but in the wake of the Imus controversy we have to listen to lectures on racism from Jackson and that other hoaxer, Al Sharpton."

- "What else has Jackson been up to this year? He's gone to bat for the corrupt government of Zambia, claiming it should be allowed to repudiate foreign debt."

- "The 2007 Wall Street conference is a project of something called the Citizenship Education Fund, CEF [an organization established by Rev. Jackson in 1984]. According to the conference program GE was a sponsor of the event. Shareholders should be aware that CEF was a vehicle for payments to Jackson's mistress for the purchase of a home, in violation of the group's 501(c)(3) tax status."

These statements, made in connection with a substantially identical proposal submitted by the Proponent less than one year ago, and the criticism in the supporting statement of GE's contributions to "controversial causes," identifying contributions to Rainbow/PUSH and "(Jesse) Jackson's organization," distinguish the Proposal from other shareowner proposals in which exclusion was denied. For example, in *PepsiCo Inc.* (avail. Mar. 3, 2006), the Staff declined to concur that a facially neutral proposal requesting that PepsiCo establish a charitable contributions policy could be excluded under Rule 14a-8(i)(7). In that case, the two pages of resolutions and supporting statement contained a single reference to Rainbow/PUSH and did not single it out as a controversial use of corporate funds, but only stated that it was the type of contribution that might not become publicly known absent implementation of the proposal. In contrast to the situation in *PepsiCo*, the supporting statement in the current Proposal is more comparable to that in *The Walt Disney Co. (Burnside)*, where the supporting statement criticizes gifts to "controversial" causes and then calls out company contributions to a particular group. Here, the supporting statement and the Proponent's statements regarding a substantially identical proposal presented at GE's 2007 Annual Meeting indicate that the Proposal is focused on contributions to a particular organization.

An examination of the Proponent's recent activities and statements made to the media confirms the underlying intent of its Proposal. *See* Exhibit C. For example:

- The Proponent's website contains a section entitled "NLPC vs. Jesse Jackson's Corporate Support," which catalogs the Proponent's ongoing efforts since August 2001 to pressure various companies (specifically identifying GE) into ceasing their support of Rev. Jackson's organizations.

- In an October 17, 2007 press release, the Proponent announced the release of a two-part video entitled "Sharpton and Jackson: Wrong About Jena." The video "discuss[es] distortions and exaggerations by supporters of the so-called Jena Six" and "critically examines the role that Al Sharpton and Jesse Jackson have played in the controversy." Further, "[t]he video details corporate America's financial support of Sharpton and Jackson." In the words of the Proponent's President, Peter Flaherty, "When you have hustlers and agitators like Jackson and Sharpton showing up at a place like Jena, one should know where their support comes from. It's companies . . . that support Jackson. They write five- and six-figure checks that allow him to travel around the country and have a platform."

- The Proponent's representatives have singled out corporate contributions to Rev. Jackson and his various organizations, making remarks similar to those made at GE's 2007 Annual Meeting at the annual meetings of Verizon Communications Inc. (May 3, 2007), PepsiCo Inc. (May 2, 2007), The Boeing Company (Apr. 30, 2007), Citigroup (Apr. 17, 2007), Goldman Sachs (Mar. 27, 2007), and Freddie Mac (Sept. 8, 2006).[1]

---

1 Among the statements made by the Proponent's representatives at these annual meetings: "[Verizon's sponsorship] helped pay for Jackson's racially-charged public-relations gambit in the phony rape case against three white Duke University lacrosse players"; "It is time to

[Footnote continued on next page]

- A May 4, 2006, *Chicago Sun-Times* article, entitled "Shareholder Shove Comes to PUSH: Group Seeks Revelations About Rev. Jackson Finances," reported on the Proponent's "efforts to pressure companies to disclose charitable giving—with donations linked to Rev. Jesse Jackson its target," noting that the Proponent's "goal is to pressure companies to divest from Jackson-led efforts, including the Rainbow/PUSH Citizen Education Fund." In the article, President Flaherty makes clear the Proponent's intent in challenging these companies, stating: "We don't consider Jesse Jackson's groups legitimate charities, and we think it's not appropriate for big companies to bankroll him."

- The Proponent published a Special Report, entitled "Wal-Mart Embraces Controversial Causes" (Dec. 2006), which devotes two pages to Rev. Jackson, accusing him of a "corporate shakedown" of Wal-Mart and contending that Wal-Mart named a "longtime Jackson associate" to its board in an effort "to buy peace with Jackson."

Thus, the language of the Proposal and its supporting statement, as amplified by the statements made by the Proponent's representatives at GE's 2007 Annual Meeting, to the media, and at the annual meetings of various other companies, demonstrate that the Proposal—though facially neutral—is in fact directed at contributions to particular organizations that the Proponent disfavors. Therefore, the Proposal is more similar to *The Walt Disney Co.* (*Burnside*) no-action letter precedent discussed above, where exclusion was permitted because the proposal was directed at contributions to a specific type of organization. Just like the facially neutral proposals in those letters, the Proposal is directed at particular charitable contributions and thus is excludable pursuant to Rule 14a-8(i)(7).

[Footnote continued from previous page]

end PepsiCo's sponsorship of these demagogues, Jesse Jackson and Al Sharpton, before it blows up in the Company's face"; "It is time to end Boeing's sponsorship of this demagogue, Jesse Jackson"; "[Rev. Jackson has] gone to bat for the corrupt government of Zambia" and "has a history of collaboration with African strongmen and thugs" (Citigroup); "[C]orporations may falsely believe they are buying protection by funding Jackson's groups" (Goldman Sachs); "Many shareholders would certainly object to their money going to a controversial and divisive figure like Jesse Jackson" (Freddie Mac). *See* Exhibit C (transcripts of Proponent's statements in support of similar shareowner proposals at the annual meetings of various other companies).

II. The Proposal May Be Excluded under Rule 14a-8(i)(4) Because It Relates to the Redress of a Personal Claim or Grievance or Is Designed to Result in a Benefit to the Proponent or Further a Personal Interest Not Shared by the Other Shareowners at Large.

We also believe that GE may omit the Proposal from the 2008 Proxy Materials under Rule 14a-8(i)(4), which permits the exclusion of shareowner proposals that are: (a) related to the redress of a personal claim or grievance against a company or <u>any other person</u>, or (b) designed to result in a benefit to a proponent or to further a personal interest of a proponent, which other shareowners at large do not share. For many of the same reasons discussed above, the Proposal qualifies both as an attempt by the Proponent to further a personal interest not shared with other GE shareowners and as a personal grievance against Rev. Jackson and his supporters.

The Commission has stated that Rule 14a-8(i)(4) is designed to "insure that the security holder proposal process [is] not abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." Exchange Act Release No. 20091 (Aug. 16, 1983). As explained below, the Proposal "is an abuse of the security holder proposal process" because it is designed to further the Proponent's personal cause without producing any benefit for other GE shareowners. "The cost and time involved in dealing with [the Proposal is therefore] a disservice to the interests of the issuer and its security holders at large." Exchange Act Release No. 19135 (Oct. 14, 1982).

The Proposal represents the latest in a series of actions that the Proponent has taken in its years-long crusade against Rev. Jackson and the corporate sponsors of his various organizations. As discussed in detail in Section I above, in addition to submitting the current Proposal to GE, the Proponent has: (1) previously presented numerous similar proposals to GE and various other companies; (2) made statements at GE's 2007 Annual Meeting, as well as the annual meetings of numerous other companies, voicing its opposition to corporate sponsorship of Rev. Jackson's organizations; (3) chronicled its ongoing efforts to pressure companies into ceasing funding for Rev. Jackson's organizations on its website; and (4) made various disparaging comments and assertions in the media concerning Rev. Jackson's organizations and their corporate sponsors. These activities make clear that the Proposal is an attempt not to benefit GE's shareowners at large, but rather an effort to further the Proponent's unique personal interest in ending corporate support of Rev. Jackson's organizations and to redress its personal grievance against Rev. Jackson and his corporate sponsors.

A. The Proposal Is Designed to Further the Proponent's Personal Interest.

Rule 14a-8(i)(4) permits the exclusion of shareowner proposals that are designed to further the personal interest of a proponent where such interest is not shared with other shareowners at large. A proponent's particular objectives need not be apparent from a proposal's plain language in order to be excludable under Rule 14a-8(i)(4). Rather, proposals phrased in broad terms that "might relate to matters which may be of general interest to all security holders" may be omitted from proxy materials "if it is clear from the facts . . . that the proponent is using the proposal as a tactic designed to . . . further a personal interest." Exchange Act Release No. 19135 (Oct. 14, 1982).

For example, in *International Business Machines Corp.* (avail. Jan. 31, 1994), a facially neutral proposal that would have required the company to provide shareowners with a "complete list of all groups and parties that receive corporate donations" in excess of $5,000 in any one fiscal year was found to be excludable under Rule 14a-8(i)(4)'s predecessor, Rule 14a-8(c)(4), when submitted by a proponent who had been engaged in a year-long "campaign to stop the Company from making donations to two Hispanic self-help charities" he believed supported illegal immigration. Although the proposal made no mention whatsoever of these organizations, the proponent's true intent was clear from his correspondence with the company. Because of the proponent's true intentions in introducing the proposal, the company argued—and the Staff agreed—that any benefit from the proposal's passage would run to him and the proposal could therefore be excluded from the proxy materials.

Similarly, in *MGM Mirage* (avail. Mar. 19, 2001), a facially neutral proposal that would have required the company to adopt a written policy regarding political contributions and furnish a list of any of its political contributions was found to be excludable under Rule 14a-8(i)(4) when submitted by a proponent who had filed a number of lawsuits against the company based on its decisions to deny the proponent credit at the company's casino and, subsequently, to bar the proponent from the company's casinos.

These precedents make clear that a facially neutral proposal may nonetheless be excludable under Rule 14a-8(i)(4) where the context, as discerned from the proponent's history with the company, public statements, and outside activities, makes clear that the proponent's true intent is to advance a personal interest not shared by all shareowners. Like the shareowner proposals at issue in *IBM Corp.* and *MGM Mirage*, and as set forth in Section I above, the Proponent's true intent in submitting the Proposal—to pressure GE to cease its financial support of Rev. Jackson's organizations—is apparent from its activities over the past several years and its numerous statements in the media and at various company meetings (including GE's 2007 Annual Meeting) in support of prior similar proposals.

Ending corporate support for Rev. Jackson's organizations is an express goal of the Proponent, as evidenced by its website, which includes an entire section entitled "NLPC vs. Jesse Jackson's Corporate Support," cataloging its years-long efforts to pressure various companies into ceasing their support of Rev. Jackson's organizations. *See* Exhibit C. Such purpose also is apparent from media reports. For example, in May 2006, the *Chicago Sun Times* reported on the Proponent's "efforts to pressure companies to disclose charitable giving—with donations linked to Rev. Jesse Jackson its target." *See* Exhibit C.

In addition, over the past few years, the Proponent has submitted numerous shareowner proposals relating to Rev. Jackson to various companies. Initially, the Proponent sought corporate policies expressly prohibiting all contributions to Rev. Jackson or his organizations. However, after such proposals were routinely excluded from the companies' proxy materials under Rule 14a-8(i)(7), *see, e.g., Verizon Communications, Inc.* (avail. Jan. 25, 2005), the Proponent began to phrase subsequent proposals in facially neutral language. Despite the Proponent's efforts, as outlined in Section I above, its statements to the media and at various company meetings in support of such proposals make clear that its intent has never changed: the Proponent seeks to further its stated mission of pressuring companies to cease funding of Rev. Jackson and his organizations through the use of shareowner proposals.

Finally, the Proponent's clear intent and narrow focus in making the current Proposal also distinguishes it from a proposal the Proponent submitted to another company earlier this year. In *JPMorgan Chase & Co.* (avail. Mar. 6, 2007), the Staff declined to concur that a proposal requesting the company to report "initiatives instituted by management to address the Company's alleged links to slavery" could be excluded under Rule 14a-8(i)(4) despite the company's contention that the proposal was "merely one element of a campaign undertaken by the Proponent against the Company and three other commercial banks with respect to its anti-slave reparation agenda." Rule 14a-8(i)(4) is not intended to permit exclusion of a shareowner proposal *solely* because it relates to an issue in which the proponent is "personally committed or intellectually and emotionally interested." Exchange Act Release No. 20091 (Aug. 16, 1983). Although the proposal at issue in *JPMorgan Chase* clearly related to an issue of personal interest to the Proponent, it just as clearly raised an issue of interest to shareowners generally: the company's "possible legal liability" due to its policies. Because it raised issues of general interest, the proposal could not be excluded under Rule 14a-8(i)(4).

In contrast, the current Proposal does not allege that GE's charitable contributions policy exposes GE to liability or other financial harm. Rather, the Proposal merely contends that, without a charitable contributions reporting requirement, GE may choose to support controversial causes and use "Company assets for objectives that are not shared by and may be inimical to the interests of the Company and its shareholders." The Proposal provides only one example of such a "controversial cause": GE's sponsorship of the Rainbow/PUSH coalition. Insofar as the Proposal takes issue only with the recipients of GE's charitable support, and not the charitable support itself, it can be distinguished from the proposal in *JPMorgan Chase*, which expressly alleged that the company's activities created potential liability—a concern presumably shared by all shareowners. Raising no similar issue of general interest, the current Proposal is more similar to those proposals deemed excludable in *MGM Mirage* and *IBM Corp.* than it is to the proposal in *JPMorgan Chase*.

In sum, for the past several years, the Proponent has made clear its goal of pressuring companies into ending their support of Rev. Jackson's organizations through statements in the media and shareowner proposals. As there is nothing to indicate that GE's other shareowners share the Proponent's single-minded opposition to Rev. Jackson, his affiliates, and his various corporate sponsors, the Proposal simply represents the Proponent's latest attempt to further its personal interest and achieve its goal of ending corporate sponsorship of Rev. Jackson's organizations—an interest particular to the Proponent. Because the Proposal "attempt[s] to achieve personal ends that are not necessarily in the common interest of [GE's shareowners] generally," it may be excluded under Rule 14a-8(i)(4). Exchange Act Release No. 20091 (Aug. 16, 1983).

B. The Proposal Is Related to the Redress of the Proponent's Personal Grievance Against Rev. Jackson.

The Proposal also is excludable under Rule 14a-8(i)(4) because it relates to the redress of a personal grievance. Rule 14a-8(i)(4) permits the exclusion of shareowner proposals that are related to the redress of a personal grievance against a company <u>or any other person</u>. As outlined above, the Proponent's various statements and activities indicate that it harbors a personal grievance against Rev. Jackson and his organizations, which it pursues in part by attempting to pressure companies like GE to end financial support of Rev. Jackson.

For example, the Proponent has expressly stated to the press: "We don't consider Jesse Jackson's groups legitimate charities, and we think it's not appropriate for big companies to bankroll him." *See* <u>Exhibit C</u> (*Chicago Sun-Times* article). Furthermore, in statements made in support of similar proposals made to GE and other companies, the Proponent accused Rev. Jackson of: supporting corrupt governments in Africa; collaborating with "African strongmen and thugs"; "shaking down" companies for financial support; conducting a "racially-charged public-relations gambit in the phony rape case [at Duke University]"; and being a "hustler[] and agitator[]."

The Proponent's campaign against Rev. Jackson extends beyond media statements and shareowner proposals. In 2001, the Proponent filed a complaint with the Internal Revenue Service alleging that Rev. Jackson's organization, CEF, had violated the requirements for tax-exempt status under 26 U.S.C. § 501(c)(3) by allegedly engaging in a variety of activities for substantially non-exempt purposes, including, *inter alia*, the purchase of a home for Rev. Jackson's alleged mistress. *See* http://www.nlpc.org/gip/010228ir.htm.

It is apparent from these statements and activities, as well as those discussed in Section I, that the Proponent harbors a personal grievance against Rev. Jackson and his organizations which the current Proposal is designed to remedy, and it therefore falls squarely within the ambit of Rule 14a-8(i)(4)'s exclusion for shareowner proposals designed to redress a grievance against a company or any other person. Finally, as noted above, the Proponent's attempt to couch its Proposal in broad terms that could be of interest to shareowners generally cannot remove it from Rule 14a-8(i)(4)'s reach because the Proponent's various activities and statements make clear that it is using the Proposal "as a tactic designed to redress a personal grievance" against Rev. Jackson and his corporate sponsors. *See* Exchange Act Release No. 19135 (Oct. 14, 1982).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if GE excludes the Proposal from its 2008 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Moreover, GE agrees to promptly forward to the Proponent's representative any response from the Staff to this no-action request that the Staff transmits by facsimile to GE only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671, my colleague Elizabeth A. Ising at (202) 955-8287 or David M. Stuart, GE's Senior Counsel, at (203) 373-2243.

Sincerely,

Ronald O. Mueller

ROM/bmg
Enclosures

cc: David M. Stuart, General Electric Company
Peter Flaherty, National Legal and Policy Center

100338006_8.DOC

EXHIBIT A

National Legal and Policy Center

"promoting ethics in public life"

October 31, 2007

Mr. Brackett B. Denniston, III
Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

VIA FAX 203-373-2884

Dear Mr. Denniston:

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the General Electric Company ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

National Legal and Policy Center (NLPC) is the beneficial owner of 475 shares of the Company's common stock, 85 of which have been held continuously for more than a year prior to this date of submission. NLPC intends to hold the shares through the date of the Company's next annual meeting of shareholders. The attached letter contains the record holder's appropriate verification of NLPC's beneficial ownership of the afore-mentioned Company stock.

The Proposal is submitted in order to promote shareholder value by requesting a report on the Company's charitable contributions.

I will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact me at the number below. Copies of correspondence or a request for a "no-action" letter should be forwarded to me at the address below.

Sincerely,

Peter Flaherty
President

Enclosures: Shareholder Resolution: Charitable Contributions Report
Letter from SmithBarney

107 Park Washington Court • Falls Church, VA • 22046
703-237-1970 • fax 703-237-2090 • www.nlpc.org

Charitable Contributions Report

Resolved: The shareholders request that the Company provide a report updated semi-annually, omitting proprietary information and at reasonable cost, disclosing the Company's:

1. Policies and procedures for charitable contributions (both direct and indirect) made with corporate assets;

2. Monetary and non-monetary contributions made to non-profit organizations operating under Section 501(c)(3) and 501(c)(4) of the Internal Revenue Code, and any other public or private charitable organizations;

3. Rationale for each of the charitable contributions.

To the extent reasonable and permissible, the report may include the type of information requested above for the GE Foundation. This report may be posted on the company's website to reduce costs to shareholders.

Supporting Statement:

GE assets belong to its shareholders. The expenditure or distribution of corporate assets, including charitable contributions, should be consistent with shareholder interests. Accordingly, the Company's rationale for charitable contributions should be disclosed to shareholders.

Company executives exercise wide discretion over the use of corporate assets for charitable purposes. Absent a system of transparency and accountability for charitable contributions, Company executives may use Company assets for objectives that are not shared by and may be inimical to the interests of the Company and its shareholders.

Current disclosure is insufficient to allow the Company's Board and its shareholders to fully evaluate the charitable use of corporate assets, especially for controversial causes.

In both 2006 and 2007 the Rainbow/PUSH Coalition purported that the Company was a sponsor of two conferences in each year, and made use of the Company's name and logo. On April 25, 2006, the Associated Press reported, "GE spokesman Peter O'Toole said the company has not given directly to (Jesse) Jackson's organization, but could not rule out that a GE grant recipient might have shared its funding."

1050 K Street NW Suite 900
Washington DC 20006

Tel 202-857-5444
Fax 202-857-5460
Toll Free [illegible]

citi smith barney

October 31, 2007

Corporate Secretary
General Electric Co.

Re: Shareholder Resolution of National Legal and Policy Center

Dear Madam or Sir:

Citigroup Global Markets Inc. holds 475 shares of General Electric Co. (the "Company") common stock beneficially for National Legal and Policy Center, the proponent of a shareholder proposal submitted to General Electric Co. and submitted in accordance with Rule 14(a)-8 of the Securities and Exchange Act of 1934. 85 of the shares of the Company stock held by Citigroup Global Markets Inc. have been beneficially owned by National Legal and Policy Center continuously for more than one year prior to the submission of its resolution. The 85 shares of stock were received December 31, 2003, and Citigroup Global Markets Inc. continues to hold the said stock.

Please contact me if there are any questions regarding this matter.

Sincerely,

Edward Rumph
Vice President – Wealth Management
Control Administrator

cc: Peter Flaherty, NLPC

The information contained herein was prepared for informational purposes only and does not represent an official statement of your account at the Firm. Please refer to your original statements for a complete record of your transactions, holdings and balances

EXHIBIT B

Notice of 2007 Annual Meeting and Proxy Statement

Our Board of Directors recommends a vote AGAINST this proposal.

The goal of our compensation program is to create long-term and sustainable value for our shareowners. An important component of our compensation program is equity incentive compensation. Since 2003, we have compensated our CEO with performance share units (PSUs) in lieu of any other equity incentive compensation because the Management Development and Compensation Committee and the CEO believe that the CEO's equity incentive compensation should be fully at risk and based on key performance measures that are aligned with the interests of investors. Beginning with PSUs granted in September 2006, Mr. Immelt will no longer receive dividend equivalent payments on his PSUs, but rather, accumulate dividend equivalents equal to the quarterly dividends on one share of GE stock. Mr. Immelt is entitled to receive those dividend equivalents (without interest) only on shares he actually earns at the end of the performance period based upon satisfaction of the performance targets. If Mr. Immelt leaves GE prior to the end of the performance period, the PSUs and dividend accruals will be forfeited.

We also award restricted stock units (RSUs) to executives other than the CEO. RSUs offer executives the opportunity to receive shares of GE stock on the date the restriction lapses. In this regard, RSUs serve to both reward and retain executives, as the final amount of any compensation received is linked to the price of GE stock. During the restricted period, each RSU entitles the executive to receive quarterly payments from GE equal to the quarterly dividends on one share of GE stock. The goal of providing such dividend equivalent payments is to mirror the income generation associated with stock ownership. We believe our practices regarding the provision of dividend equivalent payments are competitive and provide the appropriate risk-reward balance for our senior executives. Therefore, the Board recommends a vote against this proposal.

- **Shareowner Proposal No. 6—Report on Charitable Contributions**

The National Legal and Policy Center, 107 Park Washington Court, Falls Church, VA 22046, has notified us that its representative, Peter Flaherty, intends to present the following proposal at this year's meeting:

"Resolved: The shareholders request that the Company provide a report updated semi-annually, omitting proprietary information and at reasonable cost, disclosing the Company's:

1. Policies and procedures for charitable contributions (both direct and indirect) made with corporate assets;
2. Monetary and non-monetary contributions made to non-profit organizations operating under Section 501(c)(3) and 501(c)(4) of the Internal Revenue Code, and any other public or private charitable organizations;
3. Rationale for each of the charitable contributions.

"To the extent reasonable and permissible, the report may include the type of information requested above for the GE Foundation. According to the Company website, giving by the GE Foundation totaled $71 million in 2005.

"This report may be posted on the company's website to reduce costs to shareholders.

"Supporting Statement:

"GE assets belong to its shareholders. The expenditure or distribution of corporate assets, including charitable contributions, should be consistent with shareholder interests. Accordingly, the Company's rationale for charitable contributions should be disclosed to shareholders.

"Company executives exercise wide discretion over the use of corporate assets for charitable purposes. Absent a system of transparency and accountability for charitable contributions, Company executives may use Company assets for objectives that are not shared by and may be inimical to the interests of the Company and its shareholders.

"Current disclosure is insufficient to allow the Company's Board and its shareholders to fully evaluate the charitable use of corporate assets, especially for controversial causes.

"Details of contributions only sometimes become known when publicized by recipients. For instance, Company sponsorship of two Rainbow/PUSH conferences in 2006 were disclosed in the conference programs."

Our Board of Directors recommends a vote AGAINST this proposal.

GE strives to positively affect the communities in which its employees work and live. We believe that a critical element of this objective is making contributions to charitable organizations and community initiatives. In our 2006 Citizenship Report, we extensively address the significant components of our philanthropy, volunteerism, product and service donations and humanitarian aid. In 2005, the GE Foundation and GE businesses gave a combined total of $168 million to charitable organizations and community initiatives. Of this amount, the GE Foundation gave $72 million primarily to strengthen education. GE businesses donated $61 million of this amount in products and services primarily to assist domestic and international communities suffering the impact of natural disasters, such as the U.S. Gulf Coast communities that received power generation equipment, water purification and medical devices and other goods and services after Hurricane Katrina. Finally, GE businesses donated $35 million in cash, to charitable organizations and community initiatives. Information concerning charitable activities can be found on the GE Foundation website at http://www.ge.com/foundation/index.html. We believe that the level of information given about our charitable contributions, including at the GE Foundation website, provides extensive information on our charitable activities and is sufficient for stakeholders, including investors, to understand the nature of our activities. We do not believe that additional disclosure would provide further useful information. Therefore, the Board recommends a vote against this proposal.

- **Shareowner Proposal No. 7—Global Warming Report**

The Free Enterprise Action Fund, 12309 Briarbush Lane, Potomac, MD 20854, has notified us that its representatives, Steven J. Milloy or Thomas J. Borelli, intend to present the following proposal at this year's meeting:

"Resolved: The shareholders request that the Board of directors prepare by October 2007, at reasonable expense and omitting proprietary information, a global warming report. The report may discuss:

1. Specific scientific data and studies relied on to formulate GE's climates policy.
2. Extent to which GE believes human activity will significantly alter global climate, whether such change is necessarily undesirable and whether a cost-effective strategy for mitigating any undesirable change is practical.
3. Estimate of costs and benefits to GE of its climate policy.

"Supporting Statement:

"In May 2005, GE announces its "Ecomagination" marketing initiative—a "strategy to respond to the needs of GE customers for technological solutions to environmental regulatory requirements." We support GE's effort to sell cost-effective, fuel-efficient technology that benefits customers and the economy, and meets regulatory requirements. That is good business.

"But we believe that GE has gone beyond the bounds of simply helping customers to meet existing regulatory requirement. GE is working to impose new, more stringent government regulations that will raise energy costs and reduce energy availability without providing significant, or even measurable, environmental benefits. In particular, GE is lobbying lawmakers, and even supporting politicized activists in hopes of enacting greenhouse gas laws similar to the Kyoto Protocol.

"We are concerned that GE's lobbying for stringent global warming regulation will adversely impact: (1) GE's customers and shareowners; (2) the customers and shareowners of other businesses; (3) consumers, particularly GE retirees and others on fixed incomes; and (4) the economy.

"GE's business prospects ought not depend on government-mandated interest in certain of its products. Rather, GE's success depends on free markets and a healthy, growing global economy. Stifled economic growth or a downturn—which could be brought on or exacerbates by global warming regulation—will likely adversely impact GE, as the company acknowledged in its 2005 annual report.

"So-called "regulatory certainty"—the notion that business planning is facilitated by a certain regulatory environment—is an invalid argument for seeking costly global warming regulation since the only certainty is that the regulations will likely only become more stringent and expensive. GE will not be able to dictate events once the regulatory regime it advocates is enacted.

"We are simply asking GE to disclose to shareholders whether its lobbying for global warming restrictions is based on a due diligence-type review and analysis of pertinent facts or perhaps has its roots in appeasement of anti-business environmental activists or public relations.

"If GE can find willing buyers for Ecomagination products, that's good business. But GE's lobbying to enact laws and regulations that would potentially raise energy prices, harm the economy and adversely impact GE—without conducting the appropriate due diligence—is bad business.

"GE founder Thomas Edison once said, "I find out what the world needs, then I proceed to invent." Is junk science-based global warming regulation what the world needs?"

Our Board of Directors recommends a vote AGAINST this proposal.

GE's ecomagination is a business strategy to promote energy efficiency, lower emissions, develop renewable sources of energy, and increase the supply of useable water in cost-effective ways. It also is a promise to improve the company's own environmental performance, lowering GE's energy costs and reducing risk for investors. Ecomagination anticipates a movement toward increasing regulation of greenhouse gases, which is already occurring around the world and in some states in the U.S. Offering products that are lower-emitting, quieter, more energy-efficient and meet or exceed regulatory standards has been a decisive factor in our customers' purchasing aviation, consumer and power generation products. In June 2005, the U.S. National Academy of Sciences joined with the scientific academies of ten other countries in stating that "the scientific understanding of climate change is now sufficiently clear to justify nations taking prompt actions." In support of this conclusion and as a leader in the development of energy efficient and low-carbon

Transcript

General Electric Company

Annual Meeting of Shareowners

Wednesday, April 25, 2007
Greenville, South Carolina

MR. JEFFREY R. IMMELT, Chairman of the Board and Chief Executive Officer: Good morning. And welcome to our 2007 GE Annual Meeting. I'm Jeff Immelt, Chairman of the Board of GE. Here with me are Keith Sherin, GE's Chief Financial Officer, and Brackett Denniston, our General Counsel.

Some of you have heard me say over the last few years that "green is green" – that developing and selling clean energy technologies is a way to make money for your company. Today I can tell you that "green is Greenville." Our Energy business here is delivering great results for your company. It's why we asked you to join us here today – to shine a bright light on performance at its finest.

Greenville is a great place to do business. We employ more than 2,500 people here, with a payroll of $173 million. We spend more than $200 million with South Carolina vendors.

Last year, the GE family contributed more than $1.5 million and countless hours to the local community. Thousands of GE employees and retirees volunteer with important local programs like the Roper Mountain Science Center, a learning sanctuary a few minutes from here.

Roper Mountain attracts a diverse group of students from across the country and the state, opening a doorway into the world of science. Center Director Bill Bradshaw and his team are doing terrific work.

GE and Greenville have formed a strong partnership over many years. We also have more than 5,000 shareowners right here in Greenville and nearly 12,000 across the state. I want to say thanks for your many years of support. We will continue to be a good neighbor – and a great investment.

ORDER OF BUSINESS

I am advised that this meeting is properly convened, that we have a quorum, and that the proposed resolutions set forth in the Proxy Statement are filed as part of these proceedings.

CHAIRMAN IMMELT: Thank you very much.

SHAREOWNER PROPOSAL NO. 6:REPORT ON CHARITABLE CONTRIBUTIONS

CHAIRMAN IMMELT: Shareowner Proposal Number 6 requests a report on charitable contributions and was submitted by the National Legal and Policy Center of Falls Church, Virginia. I believe Mr. Flaherty is here to deliver this proposal.

MR. PETER FLAHERTY, proxy: I'm the group's president. Our resolution today asks for a report on GE's charitable giving. Maybe the Company opposes this resolution because it asks for the rationale for each gift, a point not even addressed in the Company's statement of opposition.

But when you consider some of the so-called charities that GE bankrolls, perhaps it all makes sense. You see, GE is one of the biggest financial supporters of Jesse Jackson and his organizations. GE still bankrolls Jackson even though other companies and the New York Stock Exchange itself have cut off Jackson in response to our request.
We can't expect GE to report that the purpose of certain contributions is to pay shake-down money or something akin to blackmail, can we? Let's consider what GE is subsidizing through Jesse Jackson's groups. Last April the Duke rape case grabbed headlines and soon after Jackson was on the scene. He dismissed suggestions that the accursed lacrosse players were entitled to a presumption of innocence and announced that the Rainbow Push Coalition would provide a college scholarship to the accuser. When pressed, Jackson said, "There's more evidence that violence occurred to her than that she's the lead in a hoax." Well, we now know the whole thing was a hoax, but in the wake of the Imus controversy we have to listen to lectures on racism from Jackson and that other hoaxer, Al Sharpton.

Now Jackson says he wants to target degrading lyrics in rap music. Maybe Jackson is changing his tune. In 2002 the National Legal and Policy Center asked Jackson to dis-invite from his Wall Street conference a performer known as "Slick Rick," whose songs are characterized by vulgar and offensive lyrics. We even pointed to a song titled "Treat Her Like a Prostitute." Not only was Slick Rick allowed to take part in Jackson's conference, but a member of my staff asked Jackson to condemn Slick Rick's lyrics at a press conference, which he declined to do.

What else has Jackson been up to this year? He's gone to bat for the corrupt government of Zambia, claiming it should be allowed to repudiate foreign debt. Earlier this month the State Department characterized Zambia's human rights record as "poor." It pointed to unlawful killings, torture, arbitrary arrests and restrictions on freedom of speech, among other problems. No doubt the people who run Zambia are hoping that Jesse Jackson can help clear the way for a fresh infusion of foreign capital to loot.

Disclosure of GE's contributions will assist shareowners in knowing exactly where their money is going. The 2007 Wall Street conference is a project of something called the Citizenship Education Fund, CEF. According to the conference program GE was a sponsor of the event. Shareholders should be aware that CEF was a vehicle for payments to Jackson's mistress for the purchase of a home, in violation of the group's 501(c)3 tax status. Also in 2005 CEF was fined by the Federal Election Commission for illegally coordinating with the Democratic National Committee again as part of an activity that violated CEF's tax status.

CEF held another GE-sponsored conference in Chicago in 2005 where a Nation of Islam leader, Louis Farrakhan, was a featured speaker. At the same event controversial entertainer Harry Belafonte complained that "only a Jew has a right to the word holocaust." He went on to call Abraham Foxman, the director of the Anti-defamation League "a powerful Jew" and a liar. What kind of commentary is it on GE when Imus was taken off the air only after his MSNBC show lost its sponsors?

Mr. Immelt, it is time for you to end GE's sponsorship of this demagogue, Jesse Jackson. Why don't you do it now right here in Jackson's home town of Greenville before it blows up in your face? Oh yes, there's another reason: It is the right thing to do.

CHAIRMAN IMMELT: Thank you, Mr. Flaherty. [Applause]

SHAREOWNER PROPOSAL NO. 7: GLOBAL WARMING REPORT

CHAIRMAN IMMELT: Shareholder Proposal Number 7 requests a report on global warming science and was submitted by the Free Enterprise Action Fund of Potomac, Maryland. I believe Mr. Milloy will present the proposal on behalf of the fund.

MR. MILLOY: Thank you. Actually I withdraw that thank you. Ordinarily I would, but Jeff Immelt fought tooth and nail to prevent us from presenting this proposal at this meeting. Fortunately we prevailed at the Securities and Exchange Commission. Our proposal today is really about the financial future of GE. I imagine one of the reasons Jeff Immelt fought against our proposal is because if we actually get the report we ask for—and all we want is some information—it will expose Mr. Immelt's folly. What is Mr. Immelt's folly? He's decided to team up with environmentalists to lobby for global warming regulations, which no one in the world wants. China and India are fighting it. In Europe they have it, but they don't live by it. In the U.S there's a reason Congress haven't taken action: Because it will kill our economy. Not only will it kill our economy, it will kill GE's earnings. If you read GE's financial statement they filed with the Securities and Exchange Commission, you'll see that GE acknowledges that its financial performance depends on economic growth. When global warming regulation kills economic growth, you can imagine what it's going to do to GE, which is a highly diversified conglomerate. It's not all about turbines—it's not.

We've seen the retirees here. We have a Company that's actually lobbying against its own retirees. This will force energy costs up and you people are on a fixed income. He has not said he would compensate this. Does this really bother Jeff in any way? No, he makes millions of dollars. When the Board finally gets around to getting rid of Jeff—because after all, for the past five years the stock price has gone nowhere, we're going to lobby against our economy and to

EXHIBIT C

National Legal and Policy Center

"promoting ethics in public life"

Click here for our accomplishments

Wednesday, 14 November 2007

Home | About NLPC | Current Projects | Contact Us | Support Our Work

IRS complaint against Jesse Jackson

IRS Complaint against Jesse Jackson's Citizenship Education Fund for apparent violations of the requirements for tax-exempt status under Section 501(c)(3) of the Internal Revenue Code (February 28, 2001)

Select Coverage

How to Contact Companies Supporting Jesse Jackson

- addresses, phone numbers

Farrakhan Sponsored by


TOYOTA

NLPC vs. Jesse Jackson's Corporate Support

- Anheuser-Busch
- Boeing
- Citigroup
- Coca-Cola
- DaimlerChrysler
- Fannie Mae
- Ford Motor Co.
- Freddie Mac
- GE
- NASCAR
- NYSE
- PepsiCo
- Toyota
- Verizon
- Others

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NLPC Says Al Sharpton and Jesse Jackson Are Wrong About Jena Six in YouTube Video

Date: October 17, 2007
Contact: Dr. Carl Horowitz 703-237-1970
Website: www.nlpc.org

The National Legal and Policy Center (NLPC) today released a two-part YouTube video titled "Sharpton and Jackson: Wrong About Jena." In the video, NLPC President Peter Flaherty and NLPC Senior Analyst Carl Horowitz discuss distortions and exaggerations by supporters of the so-called Jena Six, and attempt to put the events in perspective.

Horowitz describes the assault of a white student in Louisiana named Justin Barker as an "unprovoked ambush of an innocent person." One of his assailants, a black student named Mychal Bell, was ordered back to jail on Friday for violating the terms of his probation resulting from earlier convictions.

The video critically examines the role that Al Sharpton and Jesse Jackson have played in the controversy, with emphasis on their history of promoting anti-Semitism and/or violence.

Making reference to the Duke rape case, Flaherty states, "This is not the first time Jackson has arrived on the scene. And it is not the first time he has been wrong."

The video details corporate America's financial support of Sharpton and Jackson. Flaherty states, "We believe this is the untold story of Jena. When you have hustlers and agitators like Jackson and Sharpton showing up at a place like Jena, one should know where their support comes from. It's companies like Pepsi, Citigroup, Boeing, Anheuser-Busch, Freddie Mac and Bank of America that support Jackson. They write five-and six-figure checks that allow him to travel around the country and have a platform."

Flaherty condemns the newfound respectability accorded to Sharpton by corporate executives like Wal-Mart CEO Lee Scott, who recently called Sharpton a "dynamic leader."

The video can be viewed at: http://www.youtube.com/watch?v=Kd0WebiLSUE (Part 1)
http://www.youtube.com/watch?v=5Rm6iRB6dB4 (Part 2)

NLPC is an effective critic of Sharpton and Jackson. In 2003, Sharpton was fined $5,500 by the Federal Election Commission as a result of an NLPC Complaint. In 2004, Sharpton was ordered to repay $100,000 in federal matching funds received by his presidential campaign and also denied further matching funds as a result of another NLPC Complaint.

In 2005, the New York Stock Exchange ended financial support for Jesse Jackson's groups in apparent response to NLPC's requests.

NLPC promotes ethics in public life, and sponsors the Corporate Integrity Project.

Remarks of Carl F. Horowitz
Verizon Annual Meeting
Westin Convention Center Hotel, Pittsburgh
May 3, 2007

Good morning. My name is Carl F. Horowitz. I'm affiliated with the National Legal and Policy Center, a nonprofit organization in Falls Church, Va. dedicated to promoting ethics and accountability in public life. A key focus of ours is the Corporate Integrity Project.

In the name of integrity, I'm urging fellow shareholders to pass a resolution requiring an annual report clearly spelling out the business rationale for company charitable donations. No doubt most of Verizon's philanthropy has gone toward legitimate community outreach programs. Unfortunately, some of it has been used to advance partisan politics of a kind that no corporation should support.

Case in point: Jesse Jackson.

More than once this decade, Verizon has been listed as a Platinum Sponsor of Jackson's annual Rainbow/Push Coalition & Citizenship Education Fund Annual Conference. That means it gave at least $100,000. What has this money bought?

Among other things, it helped pay for Jackson's racially-charged public-relations gambit in the phony rape case against three white Duke University lacrosse players. He tried to manipulate public sentiment against the accused athletes, dismissing suggestions that they were entitled to a presumption of innocence. To add insult to injury, he announced that Rainbow/PUSH would provide a college scholarship to the accuser, Crystal Gail Mangum, a woman with a long and documented history of mental instability.

When pressed by the media as to whether this was a good idea, Jackson replied, "There's more evidence that violence occurred to her than she's the lead of a hoax."

As it turned out, the allegations were a hoax from the start! This past April, in dismissing all outstanding charges, North Carolina Attorney General Roy Cooper called the case "a tragic rush to accuse and a failure to verify serious allegations." Michael Nifong, the county prosecutor who brought forth the case, faces ethics charges and possible disbarment.

You'd think Jesse Jackson at this point would have apologized to the defendants and their families. But he hasn't.

Jackson also has promoted anti-Semitism, if in an underhanded way.

For decades, he's been a close ally of Nation of Islam leader Louis Farrakhan, who has referred to Jews as "bloodsuckers" and Judaism as a "gutter religion." Last year, Farrakhan blamed the Jews for the war in Iraq. Jackson has remained silent the whole time. And at his Citizenship Education Fund conference in Chicago two years ago, Jackson voiced no objections to the complaint by invited guest speaker Harry Belafonte that "only a Jew has a right to the word Holocaust."

Jackson also has used donations to reshape U.S. foreign policy to promote the interests of sub-Saharan African dictatorships.

Recently, he demanded that the nation of Zambia be absolved of repaying its foreign debt. The U.S. State Department has given low marks to the current regime's human-rights record. And it's no wonder. Arbitrary arrest and torture are common; freedom of speech and freedom of the press aren't.

Cozying up to such tyrants is nothing new for Jackson. For years, he allied himself with Liberian strongman Charles Taylor, who eventually fled the country in 2003, under enormous pressure to resign from human-rights activists and domestic insurrectionists. Taylor, to say the least, had a persuasive style. His "Small Boys Unit" terrorized the countryside, chopping off opponents' limbs.

Jesse Jackson doesn't really care about the consequences, here or abroad, of his organizational spending. Unfortunately, many of his corporate benefactors are scared of him, especially of his ability to mount a boycott on short notice. They might not agree with him, but think they can buy peace by giving him money.

Some companies have learned the hard way that timidity doesn't pay. In 2006, at a Citizenship Education Fund conference, Jackson called for a boycott of British Petroleum. Here's the rub: BP helped bankroll the event.

It might be too much to expect Verizon to report to shareholders that some of its contributions have amounted to shakedowns.

The only way to get Jackson to back off is to stand up to him. We believe in leading by example. In January 2005, partly in response to repeated National Legal and Policy Center requests, the New York Stock Exchange ended its annual subsidy to Jackson's Wall Street Project.

Radical shakedown politics operating under the guise of "civil rights" and "diversity" is morally indefensible. Corporate subsidies only make it worse. Let's end those subsidies. They serve no business purpose.

Thank you very much.

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Remarks of Peter Flaherty
PepsiCo Annual Meeting
Plano, Texas
May 2, 2007

I am Peter Flaherty, President of the National Legal and Policy Center. Our mission is to promote ethics in public life. Toward that end, we sponsor the Corporate Integrity Project. I urge you to vote in favor of our resolution today that asks for a report on PepsiCo 's charitable giving.

Maybe the company opposes this resolution because it asks for the rationale for each gift, a point not even addressed in the company's statement of opposition.

But when you consider some of the so-called charities that PepsiCo bankrolls, perhaps it all makes sense. You see, PepsiCo is one of the biggest financial supporters of Jesse Jackson and his organizations. PepsiCo still bankrolls Jackson, even though the New York Stock Exchange itself has ended its support in apparent response to our requests.

Now we can't expect PepsiCo to report that the purpose of certain contributions is to pay shakedown money or something like blackmail, can we?

Let's consider what PepsiCo is subsidizing through Jesse Jackson's organizations. Last April, the Duke rape case grabbed headlines, and soon after Jackson was on the scene. He dismissed suggestions that the accused lacrosse players were entitled to a presumption of innocence, and announced that the Rainbow/PUSH coalition would provide a college scholarship to the accuser.

When pressed, Jackson said, "There's more evidence that violence occurred to her than (that) she's the lead of a hoax."

Well, we know now that the whole thing was a hoax. But in the wake of the Imus controversy, we have to listen to lectures on racism from Jackson, and that other hoaxer, Al Sharpton, who serves on a compensated PepsiCo advisory committee.

Now Jackson says he wants to target degrading lyrics in rap music. Maybe it's Jackson who is changing his tune. In 2002, the National Legal and Policy Center asked Jackson to disinvite from his Wall Street conference a "performer" known as Slick Rick whose songs are characterized by vulgar and offensive lyrics. We even pointed to a song titled "Treat Her Like a Prostitute."

Not only was Slick Rick allowed to speak, but a member of my staff asked Jackson to condemn Slick Rick's lyrics at a press conference, which he declined to do.

What else has Jackson been up to this year?

He's gone to bat for the corrupt government of Zambia, claiming that it should be allowed to repudiate foreign debt. Earlier this month, the State Department characterized Zambia's human rights record as "poor." It pointed to unlawful killings, torture, arbitrary arrest, and restrictions on freedom of speech, among other problems. No doubt, the people who run Zambia are hoping that the way can be cleared for a fresh infusion of foreign capital to loot.

Of course, I raised the issue of support for Jesse Jackson at last year's annual meeting. Then-CEO Steve Reinemund disclosed from the podium FOR THE FIRST TIME that PepsiCo made donations to one of Jesse Jackson's groups known as the Citizenship Education Fund, or CEF.

This was after the Company told me, as well as the Securities and Exchange Commission, that its charitable contributions had already been disclosed.

Shareholders should be aware that:

CEF was the vehicle for payments to Jackson's mistress for the purchase of a home, in violation of the group's 501(c) (3) tax status.

In 2005, CEF was fined by the Federal Election Commission for illegally coordinating with the Democratic National Committee in the 2000 elections. This partisan activity also violated CEF's tax status.

CEF held a PepsiCo-sponsored conference in Chicago in 2005 where Nation of Islam Leader Louis Farrakhan was a featured speaker. At the same event, controversial entertainer Harry Belafonte complained that "only a Jew has a right to the word Holocaust." He went on to call Abraham Foxman, the director of the Anti-Defamation League a "powerful Jew" and a "liar."

Since it was the first time PepsiCo I had heard of Pepsi's support for CEF, I asked Reinemund during the Q & A if he was aware of these things regarding CEF. Reinemund thanked me for my comment, which was not a comment but a question. It remains unanswered.

What kind of commentary is it on corporate America when Imus was taken off the air only after his show lost its sponsors? It is time to end PepsiCo's sponsorship of these demagogues, Jesse Jackson and Al Sharpton, before it blows up in the Company's face. Oh yes, there is another reason: It is the right thing to do.

Remarks of Peter Flaherty
Boeing Annual Meeting
Field Museum, Chicago
April 30, 2007

I am Peter Flaherty, President of the National Legal and Policy Center. Our mission is to promote ethics in public life. Toward that end, we sponsor the Corporate Integrity Project. I urge you to vote in favor of our resolution today that asks for a report on Boeing 's charitable giving.

Maybe the company opposes this resolution because it asks for the rationale for each gift, a point not even addressed in the company's statement of opposition.

But when you consider some of the so-called charities that Boeing bankrolls, perhaps it all makes sense. You see, Boeing is one of the biggest financial supporters of Jesse Jackson and his organizations. Boeing still bankrolls Jackson, even though the New York Stock Exchange itself has ended its support in apparent response to our requests.

Now we can't expect Boeing to report that the purpose of certain contributions is to pay shakedown money or something like blackmail, can we?

Let's consider what Boeing is subsidizing through Jesse Jackson's organizations. Last April, the Duke rape case grabbed headlines, and soon after Jackson was on the scene. He dismissed suggestions that the accused lacrosse players were entitled to a presumption of innocence, and announced that the Rainbow/PUSH coalition would provide a college scholarship to the accuser.

When pressed, Jackson said, "There's more evidence that violence occurred to her than (that) she's the lead of a hoax."

Well, we know now that the whole thing was a hoax. But in the wake of the Imus controversy, we have to listen to lectures on racism from Jackson, and that other hoaxer, Al Sharpton.

Now Jackson says he wants to target degrading lyrics in rap music. Maybe it's Jackson who is changing his tune. In 2002, the National Legal and Policy Center asked Jackson to disinvite from his Wall Street conference a "performer" known as Slick Rick whose songs are characterized by vulgar and offensive lyrics. We even pointed to a song titled "Treat Her Like a Prostitute."

Not only was Slick Rick allowed to speak, but a member of my staff asked Jackson to condemn Slick Rick's lyrics at a press conference, which he declined to do.

What else has Jackson been up to this year?

He's gone to bat for the corrupt government of Zambia, claiming that it should be allowed to repudiate foreign debt. Earlier this month, the State Department characterized Zambia's human rights record as "poor." It pointed to unlawful killings, torture, arbitrary arrest, and restrictions on freedom of speech, among other problems. No doubt, the people who run Zambia are hoping that the way can be cleared for a fresh infusion of foreign capital to loot.

Jackson has a history of collaboration with African strongmen and thugs, such as Charles Taylor of Liberia, whose "Small Boys Unit," terrorized the countryside by chopping off the limbs of political opponents. This practice known as "braceletting" was imported to Sierra Leone by warlord Fodeh Sankoh, who in 2000, Jackson compared to Nelson Mandela.

Disclosure of Boeing 's contributions will assist shareholders in knowing exactly where their money is going. The 2007 Wall Street Conference is a project of something called the Citizenship Education Fund (CEF). According to the conference program, Boeing was a "Gold" sponsor of the event.

Shareholders should be aware that:

CEF was the vehicle for payments to Jackson's mistress for the purchase of a home, in violation of the group's 501(c) (3) tax status.

In 2005, CEF was fined by the Federal Election Commission for illegally coordinating with the Democratic National Committee in the 2000 elections. This partisan activity also violated CEF's tax status.

CEF held a Boeing-sponsored conference in Chicago in 2005 where Nation of Islam Leader Louis Farrakhan was a featured speaker. At the same event, controversial entertainer Harry Belafonte complained that "only a Jew has a right to the word Holocaust." He went on to call Abraham Foxman, the director of the Anti-Defamation League a "powerful Jew" and a "liar."

At the same conference in 2006, Jackson called for a boycott of British Petroleum, even though BP was a sponsor of the event, demonstrating that corporations may falsely believe they are buying protection by funding Jackson's groups.

What kind of commentary is it on corporate America when Imus was taken off the air only after his show lost its sponsors? It is time to end Boeing's sponsorship of this demagogue, Jesse Jackson. Oh yes, there is another reason: It is the right thing to do.

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Remarks of Peter Flaherty
Citigroup Annual Meeting
Carnegie Hall, New York City
April 17, 2007

I am Peter Flaherty, President of the National Legal and Policy Center. Our mission is to promote ethics in public life. Toward that end, we sponsor the Corporate Integrity Project. I urge you to vote in favor of our resolution today that asks for a report on Citigroup's charitable giving

Maybe the company opposes this resolution because it asks for the rationale for each gift, a point not even addressed in the company's statement of opposition.

But when you consider some of the so-called charities that Citigroup bankrolls, perhaps it all makes sense. You see, Citicorp is one of the biggest financial supporters of Jesse Jackson and his organizations. Citigroup still bankrolls Jackson, even though the New York Stock Exchange itself has ended its support in apparent response to our requests.

Now we can't expect Citigroup to report that the purpose of certain contributions is to pay shakedown money or something like blackmail, can we?

Let's consider what Citigroup is subsidizing through Jesse Jackson's organizations. Last April, the Duke rape case grabbed headlines, and soon after Jackson was on the scene. He dismissed suggestions that the accused lacrosse players were entitled to a presumption of innocence, and announced that the Rainbow/PUSH coalition would provide a college scholarship to the accuser.

When pressed, Jackson said, "There's more evidence that violence occurred to her than (that) she's the lead of a hoax."

Well, we know now that the whole thing was a hoax. But in the wake of the Imus controversy, we have to listen to lectures on racism from Jackson, and that other hoaxer, Al Sharpton.

What else has Jackson been up to this year?

He's gone to bat for the corrupt government of Zambia, claiming that it should be allowed to repudiate foreign debt. Earlier this month, the State Department characterized Zambia's human rights record as "poor." It pointed to unlawful killings, torture, arbitrary arrest, and restrictions on freedom of speech, among other problems. No doubt, the people who run Zambia are hoping that the way can be cleared for a fresh infusion of foreign capital to loot.

Jackson has a history of collaboration with African strongmen and thugs, such as Charles Taylor of Liberia, whose "Small Boys Unit," terrorized the countryside by chopping off the limbs of political opponents. This practice known as "braceletting" was imported to Sierra Leone by warlord Fodeh Sankoh, who in 2000, Jackson compared to Nelson Mandela.

Disclosure of Citigroup's contributions will assist shareholders in knowing exactly where their money is going. The 2007 Wall Street Conference is a project of something called the Citizenship Education Fund (CEF). According to the conference program, Citigroup was one of two lead sponsors of the event.

Shareholders should be aware that:

CEF was the vehicle for payments to Jackson's mistress for the purchase of a home, in violation of the group's 501(c) (3) tax status.

In 2005, CEF was fined by the Federal Election Commission for illegally coordinating with the Democratic National Committee in the 2000 elections. This partisan activity also violated CEF's tax status.

CEF sponsored a conference in Chicago in 2005 where Nation of Islam Leader Louis Farrakhan was a featured speaker. At the same event, controversial entertainer Harry Belafonte complained that "only a Jew has a right to the word Holocaust." He went on to call Abraham Foxman, the director of the Anti-Defamation League a "powerful Jew" and a "liar."

At the same conference in 2006, Jackson called for a boycott of British Petroleum, even though BP was a sponsor of the event, demonstrating that corporations may falsely believe they are buying protection by funding Jackson's groups.

What kind of commentary on corporate America is it that Imus was taken off the air only after his show lost its sponsors? Mr. Prince, it is time for you to end Citigroup's sponsorship of this demagogue, Jesse Jackson, now before it blows up in your face. Oh yes, there is another reason: It is the right thing to do.

Remarks of Peter Flaherty
Goldman Sachs Annual Meeting
March 27, 2007

I am Peter Flaherty, President of the National Legal and Policy Center. Our mission is to promote ethics in public life. Toward that end, we sponsor the Corporate Integrity Project.

I urge you to vote in favor of our resolution today that asks for a report on Goldman Sach's charitable giving. This resolution has been endorsed by the Social Advisory Service of Institutional Shareholder Services.

Maybe the company opposes this resolution because it asks for the rationale for each gift, a point not even addressed in the company's statement of opposition.

But when you consider some of the so-called charities that Goldman bankrolls, perhaps it all makes sense. You see, Goldman is a financial supporter of Jesse Jackson and his organizations. Goldman still bankrolls Jackson, even though the New York Stock Exchange itself has ended its support in apparent response to our requests.

Now we can't expect Goldman Sachs to report that the purpose of certain contributions is to pay shakedown money or something like blackmail, can we?

Let's consider what Goldman is subsidizing through Jesse Jackson's organizations. Last April, the Duke rape case grabbed headlines, and soon after Jackson was on the scene. He dismissed suggestions that the accused lacrosse players were entitled to a presumption of innocence, and announced that the Rainbow/PUSH coalition would provide a college scholarship to the accuser. Of course, the stripper's allegations have fallen apart.

Now, Jackson is going to bat for the corrupt government of Zambia, claiming that it should be allowed to repudiate foreign debt. Earlier this month, the State Department characterized Zambia's human rights record as "poor." It pointed to unlawful killings, torture, arbitrary arrest, and restrictions on freedom of speech, among other problems. No doubt, the people who run Zambia are hoping that the way can be cleared for a fresh infusion of foreign capital to loot.

Jackson has a history of collaboration with African strongmen and thugs, such as Charles Taylor of Liberia, whose "Small Boys Unit," terrorized the countryside by chopping off the limbs of political opponents. This practice known as "braceletting" was imported to Sierra Leone by warlord Fodeh Sankoh, who in 2000, Jackson compared to Nelson Mandela.

Disclosure of Goldman's contributions will assist shareholders in knowing exactly where their money is going. The 2007 Wall Street Conference is a project of something called the Citizenship Education Fund (CEF). According to the conference program, Goldman was a sponsor of the event.

Shareholders should be aware that:

CEF was the vehicle for payments to Jackson's mistress for the purchase of a home, in violation of the group's 501(c) (3) tax status.

In 2005, CEF was fined by the Federal Election Commission for illegally coordinating with the Democratic National Committee in the 2000 elections. This partisan activity also violated CEF's tax status.

CEF sponsored a conference in Chicago in 2005 where Nation of Islam Leader Louis Farrakhan was a featured speaker. At the same event, controversial entertainer Harry Belafonte complained that "only a Jew has a right to the word Holocaust." He went on to call Abraham Foxman, the director of the Anti-Defamation League a "powerful Jew" and a "liar."

At the same conference in 2006, Jackson called for a boycott of British Petroleum, even though BP was a sponsor of the event, demonstrating that corporations may falsely believe they are buying protection by funding Jackson's groups.

Goldman claims that it discloses "sufficient information" about its charitable giving, and that disclosure has recently been increased. But I can't find specific information about gifts to any of Jackson's groups.

Toyota was identified by CEF as the sponsor of that Farrakhan speech. After I protested, Toyota insisted that it did not sponsor the event, and that its name and trademark were used without its knowledge or consent. So you see, this question of disclosure is important, and demonstrates why this resolution is necessary.

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Remarks of Peter Flaherty
Freddie Mac Annual Meeting
McLean, Virginia
September 8, 2006

Good morning. I am Peter Flaherty, President of the National Legal and Policy Center. Our mission is to promote ethics in public life. Toward that end, we sponsor the Corporate Integrity Project. I urge you to vote for our shareholder proposal that asks the company to provide a semi-annual report on its charitable giving.

Maybe the company opposes our resolution because it asks for the business rationale for each gift, a point not even addressed in the company's statement of opposition.

But when you consider some of the so-called charities that Freddie bankrolls, perhaps it all makes sense. You see, Freddie is one of the biggest financial supporters of Jesse Jackson and his organizations. Freddie still supports Jackson, even though the New York Stock Exchange itself has ended its support in apparent response to our requests.

Now we can't expect Freddie to report that the purpose of certain contributions is to pay shakedown money or something like blackmail, can we?

Jesse Jackson's relationship with Freddie Mac began in 1998 when Jackson accused Freddie Mac of racial discrimination and encouraged major shareholders to sell their stock. Freddie Mac began financial support for Jackson's organizations and his criticism of Freddie Mac stopped.

Freddie Mac also signed a $1 million contract for Rainbow/PUSH to run an "Economic Literacy" program, a curious arrangement given the allegations of financial impropriety that have followed Jackson. This Company was embarrassed when the media reported that Rainbow/PUSH turned around and charged churches $1,000 to enroll in the program.

And then there were the so-called Blaylock trades. In 2003, an independent report commissioned by the Freddie Mac board, criticized the company's accounting practices, and singled out 13 improper transactions, involving Ron Blaylock, Jesse Jackson's longtime crony and financial backer. Trades involving billions of dollars in assets were executed between divisions of Freddie Mac by Blaylock & Partners LP for the purpose of avoiding federal income taxes. According to the report, Blaylock apparently received fees of $250,000 for making a handful of phone calls.

More recently, Freddie Mac was identified as a "Platinum" sponsor of the Rainbow/PUSH annual conference in June, a designation costing $150,000.

At that event, Freddie Mac was identified as a sponsor of a breakfast at which Jackson made a series of inflammatory statements. He compared the Supreme Court to a lynch mob and stated,

"Conservatives are Confederates. The division in American society isn't between black and white, it is between Confederates and Unionists."

I repeat, Jackson made this statement at an event with Freddie Mac's name and trademark on it.

Many shareholders would certainly object to their money going to a controversial and divisive figure like Jesse Jackson, especially if it is directly contrary to their interests as shareholders. I can't imagine any of this helping the company on Capitol Hill.

Freddie Mac claims that it already discloses its charitable gifts, but I can't find gifts to Rainbow/PUSH or Jackson's other groups in the Freddie Mac Foundation's annual tax return. Perhaps the gifts are made directly from the corporation, but we do not know for sure, because corporate gifts do not have to be disclosed.

Last year, Toyota was identified by Rainbow/PUSH as the sponsor of an event at which Nation of Islam Leader Louis Farrakhan spoke. After I protested, Toyota insisted that it did not sponsor the event, and that Rainbow/PUSH had used its name and trademark without its knowledge or consent.

So you see, this question of disclosure is important, and demonstrates why this resolution is necessary. I urge you to vote yes.

5/4/06 Chi. Sun-Times 57
2006 WLNR 7618285

Chicago Sun Times (IL)

May 4, 2006

Section: Financial

Shareholder shove comes to PUSH : Group seeks revelations about Rev. Jackson finances

Cheryl V. Jackson ; The Chicago Sun-Times

A shareholder group is gaining momentum in its efforts to pressure companies to disclose charitable giving -- with donations linked to the Rev. Jesse Jackson its target.

The National Legal and Policy Center has stepped up efforts to require corporations to disclose more details about their donations. The goal is to pressure companies to divest from Jackson-led efforts, including the Rainbow/PUSH Citizen Education Fund, which in 2001 provided payments to Jackson's former mistress.

The Church Falls, Va.-based non-profit group hit two shareholders meetings this week -- Boeing on Monday and PepsiCo Inc. on Wednesday.

"Many shareholders would certainly object to their money going to a controversial and divisive figure like Jesse Jackson," said Peter Flaherty, NLPC president. "Shareholders deserve to know where their money is going and for what purpose, especially if it is directly contrary to their interests as shareholders."

The proposal would have required PepsiCo to provide information semi-annually about contributions to non-profit groups, the benefits of the donations and the personnel making such decisions.

PepsiCo, which initially sought to exclude the proposal from the proxy, responded, saying last year it began providing more information on its Web site regarding its corporate giving.

The proposal garnered 6 percent approval from PepsiCo shareholders. A similar proposal got 9.5 percent approval at Boeing. That follows approval by about 10 percent of shareholders at the Citigroup meeting. NLPC also plans to present its proposal to Freddie Mac shareholders.

"We knew our proposals were doomed from the start," Flaherty said. "But we also wanted to raise the issue, and it's been very valuable doing that."

A first-time failed shareholder proposal that gets more than 3 percent votes qualifies for inclusion in the proxy the next year, according to the Securities and Exchange Commission.

Around since 1991 -- NLPC has been critical of Jackson, saying he uses his organizations to "shake down" U.S. corporations.

"We don't consider Jesse Jackson's groups legitimate charities, and we think it's not appropriate for big companies to bankroll him," Flaherty said.

PepsiCo is a contributor to the Citizenship Education Fund, a voter registration-focused organization that is Jackson's largest nonprofit group, with a budget that has been as high as $9 million.

Last year, the Federal Election Commission fined the CEF and the Rainbow/PUSH Coalition $100,000 for campaign finance violations, saying the Democratic National Committee paid the groups $450,000 to offset the costs of a voter registration drive to get more Democrats to the polls during the 2000 presidential election.

Jackson refiled federal tax returns to reflect that money from the CEF was used to pay his mistress, Karin Stanford, and the NLPC focused on those payments as an issue. Also, at a CEF conference in Chicago last June, luncheon speaker Harry Belafonte made remarks that Flaherty said were anti-Semitic.

PepsiCo Chairman Steve Reinemund on Wednesday countered those concerns by saying the company does occasionally support groups whose leadership has views that are not in line with those of the corporation.

Jackson's spokesman did not return a call seeking comment.

Such groups should continue to push for transparency in corporate giving, said Nell Minow, editor of the Corporate Library, a research firm specializing in corporate governance issues.

"Charitable giving should be very, very public," she said. "The only way it benefits the shareholders is if the community knows the company is doing it. It should be seen as part of its branding and marketing campaign." She noted that there are some abuses, including throwing money to organizations that are pet projects of board members, executives or their spouses and kin.

"If the company's got nothing to be ashamed of, what's their problem?"

cjackson@suntimes.com

---- INDEX REFERENCES ----

COMPANY: CITIGROUP INC; PEPSICO INC; BOEING CO (THE); FREDDIE MAC

NEWS SUBJECT: (Economics & Trade (1EC26); Divestments & Spinoffs (1DI75))

Language: EN

OTHER INDEXING: (BOEING; CEF; CITIGROUP; CITIZEN EDUCATION FUND; CITIZENSHIP EDUCATION FUND; CORPORATE LIBRARY; DEMOCRATIC NATIONAL COMMITTEE; FEDERAL ELECTION COMMISSION; FREDDIE MAC; NATIONAL LEGAL AND POLICY CENTER; NLPC; PEPSICO; PEPSICO INC; PUSH; RAINBOW; REV; SECURITIES AND EXCHANGE COMMISSION) (Charitable; Flaherty; Harry Belafonte; Jackson; Jesse Jackson; Karin Stanford; Nell Minow; Peter Flaherty; Shareholders; Steve Reinemund)

PRODUCT: Soft Drink Mfg

NAICS CODE: 312111

TICKER SYMBOL: PEP

EDITION: Final

Word Count: 800
5/4/06 CHISUN 57
END OF DOCUMENT

SPECIAL REPORT

National Legal and Policy Center

Wal-Mart Embraces Controversial Causes

Bid to Appease Liberal Interest Groups Will Likely Fail, Hurt Business

John K. Carlisle

Box store giant Wal-Mart is the world's most profitable company, generating $312 billion in revenue and $11 billion in profit in 2005.[1] The ubiquitous corporation has over 3,800 stores in the U.S., 1,606 in 15 nations, and employs 1.3 million workers domestically and 300,000 overseas.[2] Outside of the federal government, Wal-Mart is the largest employer in the U.S.

Predictably, Wal-Mart's incredible success has made it the target of a diverse group of liberal activists and organizations. Most notably, labor unions revile Wal-Mart as an egregious enemy of workers. Led by major unions such as the Service Employees International Union and the United Food and Commercial Workers Union, organized labor has targeted Wal-Mart for an ambitious unionization campaign. Unions argue that, among other things, the company



Source: Associated Press

Former Vice President Al Gore praised Wal-Mart's environmental strategy in a speech at the company's Arkansas headquarters.

"promoting ethics in public life"

107 Park Washington Court ■ Falls Church, Virginia 22046 ■ 703-237-1970 ■ 703-237-2090 fax ■ www.nlpc.org

really wants to help the environment, it should stop building stores.[92]

Jeffrey Hollender is president of Seventh Generation, a Burlington, Vermont manufacturer of nontoxic household products. Scott met with Hollender and offered to carry some of his line. Hollender declined. "We might sell a lot more products in giant mass-market outlets, but we're not living up to our own values and helping the world get to a better place if we sell our soul to do it," says Hollender.[93]

Wal-Mart can count some prestigious organizations as allies in its environmental campaign. But it is a divided environmental movement. Several influential groups are skeptical and waiting to see results. Others simply reject Wal-Mart's vision as a lie or unworkable. For many environmentalists, an alliance with Wal-Mart is an alliance with the devil.

This doesn't bode well for Wal-Mart in its endeavor to co-opt liberals as other factions of the movement remain adamantly hostile to the corporation.

Unions Scoff At Green Strategy

Unions, Wal-Mart's most implacable foes, reject the sincerity of Wal-Mart's outreach to environmentalists. "We don't know whether Wal-Mart's environmental changes are real or a Machiavellian attempt to green-wash a declining public image," says Chris Kofinis, communications director for Wake Up Wal-Mart. "But its long record of irresponsible corporate behavior forces one to be skeptical."[94] In response to Scott's October 2005 speech, Paul Blank, director of Wake Up Wal-Mart, said he suspects that Wal-Mart's environmentalism is a "public relations smokescreen." Blank says that if Wal-Mart wants to truly be a better company then it should sit down with unions and "help create a new business model for the betterment of its employees, their families, and all of America."[95]

Promotes Affirmative Action to Counter Race Bias Charges

Wal-Mart formally established an Office of Diversity in 2003, run by a chief diversity officer, to oversee diversity initiatives that would "place Wal-Mart among corporate leaders in this regard."[96] This diversity agenda soon took on a new urgency as the company was besieged with lawsuits and bad publicity.

- In June 2004, a federal judge awarded class-action status to a lawsuit on behalf of 1.6 million women who claim the company discriminated against them in wages and job advancement.
- The previous October, federal authorities arrested 245 illegal immigrant workers at 61 Wal-Mart stores.[97]
- The company had to deal with lawsuits filed in 30 states alleging that it forced hourly employees to work overtime with no pay.[98]
- In September 2004, a lawsuit was filed in federal court accusing the retailer of racial discrimination against blacks seeking truck-driving jobs.[99]

That year, Jesse Jackson began his customary corporate campaign against Wal-Mart. In April 2004, Wal-Mart lost a ballot measure to open a store in Inglewood, California. Jackson helped lead the opposition to the initiative. He argued that Wal-Mart would be bad for the city, which is 50 percent black, because the company would provide low-wage jobs and be exempt from municipal regulations.[100] The defeat especially concerned company executives because it was part of a growing trend in which local governments were considering various types of bans on big-box stores. Furthermore, Wal-Mart, which has traditionally focused on the suburbs, was moving to locate more stores in higher density, urban areas with larger minority populations.

The next month, Wal-Mart's plans to open two stores in Chicago were put on hold when the city council objected on the grounds that the company paid low-wages and offered inadequate health care benefits.[101] Jackson and other religious leaders demanded that the retailer offer concessions on wages and benefits. Jackson said, "My issue is not with Wal-Mart frankly, my issue is with the ideology of Wal-Mart. If workers at Wal-Mart had the right to organize without intimidation, if Wal-Mart didn't have these sex and race suits, if workers at Wal-Mart had a comprehensive healthcare plan, if they didn't exploit temporary or less-than-full-time workers, if they allied with local business people as opposed to putting them out of business, it would [not] be a big deal. But their ideology is the opposite. This is a 'Confederate Economic Trojan Horse.'"[102]

Wal-Mart's struggle to open stores in Chicago lasted more than two years, but ended in victory. In September 2006, Mayor Richard Daley vetoed the council's proposed ordinance to ban big box stores.[103]

Jackson, however, has not relented in his efforts to force Wal-Mart to change its labor policies. He regularly denounces the company for "locking employees into its warehouses at night [and] shorting them on the hours they worked."[104] In December 2005, Jackson joined Wake Up Wal-Mart's religious-themed campaign which runs TV ads saying people of faith should not shop at a corporation that oppresses its workers.[105]

On the other hand, Jackson's vilification of Wal-Mart has all the markings of a corporate shakedown campaign. Jackson is notorious for blasting companies only to cease the hostile rhetoric when the companies donate substantially to his nonprofits and funnel lucrative contracts to his associates. Wal-Mart has not joined the ranks of Ford, Toyota, and PepsiCo that make large donations to Jackson's nonprofits. If Wal-Mart sold out to Jackson and started donating to him (which would be most unwise), he likely would temper his criticism.

Long-time Jackson Associate Elected to Corporate Board

The first indication that Wal-Mart wanted to buy peace with Jackson and minority groups occurred in June 2004 when Wal-Mart elected Christopher Williams to its board of directors.[106] Williams is chief executive officer of The Williams Capital Group, a major investment company—and a longtime Jackson associate.

He was a founding member of the Wall Street Project, Jackson's forum to get corporations to create jobs and investment opportunities for minorities.[107] It is also a lucrative source of donations for Jackson. While Jackson has continued his aggressive denunciation of Wal-Mart, the presence of Williams on its board is evidence that Jackson's attacks could be part of a long-term strategy to co-opt the huge retailer into his orbit of corporate donors.

Implements Race and Gender Quotas

The election of Williams was part of a multi-faceted strategy that Wal-Mart implemented to counter criticism that the company was racially discriminatory. What it amounted to was a complete cave-in to the controversial race quota policies championed by the so-called civil rights establishment.

At the June 2004 board meeting, Scott outlined a goal to promote women and minorities to management positions. The plan was a de facto quota system for it stipulated that, among other things, if 50 percent of applicants for management positions are women, then 50 percent of those promoted to management must be women as well.

In addition, Wal-Mart requires that company officers must meet their hiring quotas or suffer financially. Executives who fail to meet their diversity goals will have their bonuses cut by up to 15 percent. Noting that the policy applies to him as well, Scott brags, "That's putting your money where your mouth is."[108]

In April 2006, Wal-Mart created an Employment Practices Advisory Panel to promote diversity and equal opportunity at the company. The panel's members include former Detroit Mayor Dennis Archer, Vilma Martinez, former president of the Mexican American Legal Defense and Educational Fund, and retired U.S. Army Lt. General Claudia Kennedy.[109]

Another key component of Wal-Mart's minority outreach effort is its Supplier Development Program. Established in 1994, the program seeks to expand Wal-Mart's business relationships with minority and women-owned suppliers. The program has increased spending on minority and women-owned businesses from $2 million to $4.2 billion.[110]

In May 2006, Wal-Mart announced the creation of a $25 million private equity fund to benefit women and minority-owned businesses.[111]

Wal-Mart goes further and mandates that its non-minority-owned suppliers must meet Wal-Mart's standard for a sufficiently diverse workforce. For instance, in June 2005 the company's legal department asked its top 100 outside law firms to provide a detailed report of their employment of minorities and women since 2002. Wal-Mart sternly informed the firms that it "will end or limit our relationships with law firms who fail to demonstrate a meaningful interest in the importance of diversity."

One firm was fired.[112]

Wal-Mart boasts that in 2005, it transferred about $60 million in business to minority and female partnership law firms.[113]

Donates to Liberal Activist Groups

Wal-Mart is complementing its affirmative action agenda with a major increase in donations to the Congressional Black Caucus (CBC), the official coalition of African-American congressmen who are all Democrats.

Wal-Mart traditionally has not been a strong financial supporter of Democrats. Ten years ago, 98 percent of Wal-Mart's political donations went to Republicans. Now, 70 percent go to Republicans, who currently control the White House and Congress, and 30 percent to Democrats. "As our company has grown, it becomes more important to broaden our giving," says Bob McAdam, vice president of corporate affairs.[114]

The CBC has especially benefited from Wal-Mart's outreach to Democrats. The company has given at least $12,000 to the CBC, including a $5,000 donation to the U.S. Senate campaign of Rep. Harold Ford (D-TN). Rep. Charles Rangel (D-NY) has received $2,000. Wal-Mart also donated $1 million to the Congressional Black Caucus Foundation, the charitable arm of the CBC.[115]

Wal-Mart is endorsing key elements of the CBC's legislative agenda. Kay Woodard, a CBC lobbyist said the CBC "formally presented Lee [Scott] with their legislative agenda and asked Wal-Mart to consider endorsing all or part of the agenda." In response, Scott sent a letter to President Bush urging him to support an extension of expiring provisions of the Voting Rights Act.[116]

CBC officials are clearly happy with their growing financial and political relationship with Wal-Mart. "We applaud Wal-Mart for supporting the part of the Congressional Black Caucus's legislative agenda that calls for the reauthorization of the expiring parts of the Voting Rights Act," said CBC Chairman Mel Watt. "Hopefully, Wal-Mart and others will endorse the entire agenda."

However, the CBC's newfound friendship with Wal-Mart is causing some dissension with its union allies. In May 2005, a SEIU official criticized the caucus for its Wal-Mart dealings.[117]

The CBC is not the only liberal group benefiting from Wal-Mart largesse. These include the National Association for the Advancement of Colored People, the National Council of La Raza, and the League of United Latin American Citizens.[118]


Source: Associated Press

Despite placing his ally on the board, Jesse Jackson continues to criticize Wal-Mart.

Andrew Young Debacle

In February 2006, Working Families for Wal-Mart, a group funded by the company, hired controversial activist Andrew Young to promote the retailer at public events, interviews, and in op/ed pieces. Wal-Mart would not say how much it was paying Young and his company, GoodWorks International; Young said he did not know how much he was getting.[119]

But Young's decision to go to work for Wal-Mart angered not just the union activists but many members of the civil rights community. More than 50 religious and civil rights leaders signed a

One can dismiss this criticism as the predictable response from a union-backed group. But Wal-Mart's failure to offer health care benefits to domestic partners is widely criticized by homosexual advocates. In April 2006, the Gay Financial Network released its "Guide to the Fortune 500 Companies," rating their treatment of homosexuals according to the Human Rights Campaign's Corporate Equality Index (CEI). Wal-Mart did poorly. While it noted that the company stood firm in resisting conservative pressure to remove the "Brokeback Mountain" DVD, Wal-Mart still scored a "dismal 57." The main reason is that the retailer continues to resist giving gay couples access to the same health care benefits as heterosexual couples.[142]

Conclusion

Wal-Mart's advocacy of the liberal political agenda is yet another sad commentary on the cowardice of Corporate America.

Wal-Mart justifiably merits praise for its dramatic financial success and free market ingenuity. However, now that its very success has made it the target of activists, the company has chosen the path of least resistance and seeks to placate its enemies. To date, Wal-Mart has partly quieted environmental critics with its aggressive espousal of environmental policies. But, while attractive in the short term, this policy is unlikely to buy Wal-Mart long-term peace. Many environmentalists are wary of embracing the company as an ally because Wal-Mart's business model, predicated on constructing large numbers of stores in open spaces, is anathema to their anti-sprawl agenda.

Because of this deep-seated mistrust, it is unlikely that Wal-Mart will generate substantial new business by co-opting environmental-minded consumers.

Furthermore, the more Wal-Mart tries to appease the Left, the more the Left demands. Wal-Mart's adoption of race and gender quotas to counter charges of racial discrimination has not silenced the likes of Jesse Jackson who continue to denounce the retailer as an oppressive employer. And the homosexual lobby is not muting its criticism of Wal-Mart even though it has gone so far as to recognize the legitimacy of gay marriage.

In short, Wal-Mart's cave-in to the Left is bad politics and bad business. ■

John K. Carlisle is the Director of Policy at the National Legal and Policy Center.

NOTES

1 Ann Zimmerman, "Wal-Mart Drops One-Size-Fits-All Approach," *Wall Street Journal*, September 7, 2006.

2 Lisa Zagaroli, "Pentagon Accounting Disastrous," *Fresno Bee*, February 12, 2006.

3 Ruth Ann Daily, "Wal-Mart Does More Good Than It Gets Credit For," *Pittsburgh Post-Gazette*, September 25, 2006.

4 www.walmartstores.com/GlobalWMStoresWeb/navigate.do?catg=5.

5 Joan Johnson, "Colorado Springs Retail Briefs," *Colorado Springs Business Journal*, July 7, 2006.

6 Al Swanson, "Wal-Mart's Growing Pains," United Press International, July 6, 2004.

7 Shawna Gamache, "Religious Investors Pressure Wal-Mart With Shareholder Resolution," Religion News Service, May 26, 2005.

8 Steven Greenhouse, "Unions to Push for Better Pay at Wal-Mart," *The New York Times*, December 11, 2004.

9 Michael Barbaro, "A New Weapon for Wal-Mart: A War Room," *The New York Times*, November 1, 2005.

10 *Ibid.*

11 Zimmerman.

12 Marc Gunther, "The Green Machine," *Fortune*, August 7, 2006.

13 *Ibid.*

14 Amy Joyce and Ben White, "Wal-Mart Pushes to Soften its Image," *The Washington Post*, October 29, 2005.

15 Barbaro.

16 Joyce and White.

17 "Worldwise and Sam's Club Launch New Line for Earth Day," PR Newswire, April 5, 2002.

18 Gunther.

19 *Ibid.*

20 *Ibid.*

21 *Ibid.*

22 *Ibid.*

23 http://worldbenefit.case.edu/newsletter?idNewsletter=127&idHeading=54&idNews=476.

24 Gunther.

25 http://worldbenefit.case.edu/newsletter/?idNewsletter=127&idHeading=54&idNews=476.

26 Barbaro.

27 Matthew Creamer, "Edelman Bested the Rest in 2005," *Advertising Age*, January 9, 2006.

28 Barbaro.

29 *Ibid.*

30 Joyce and White.

31 Jack Neff, "Katrina Brings Out Wal-Mart's Inner Good Guy," *Advertising Age*, September 12, 2005.

32 Abigail Goldman, "Wal-Mart Hires Clinton Aide to Handle Criticism," *Los Angeles Times*, August 30, 2006.

33 Lee Scott, "Twenty First Century Leadership," Speech to Employees, October 24, 2005.

[34] Amanda Griscom Little, "Don't Discount Him," Interview with *Grist Magazine*, April 12, 2006.

[35] Scott.

[36] Joe Truini, "The Big Guy Goes Green," *Waste News*, November 7, 2005.

[37] Marcus Kabel, "Wal-Mart Discusses Global Warming," Associated Press, July 12, 2006.

[38] Truini.

[39] Scott.

[40] Kabel.

[41] Michael Barbaro and Felicity Barringer, "Wal-Mart to Seek Savings in Energy," *The New York Times*, October 25, 2005.

[42] Frank Dixon, "Sustainability and System Change: Wal-Mart's Pioneering Strategy," CSRwire.com, April 18, 2006.

[43] Truini.

[44] Barbaro and Barringer.

[45] Mark Clayton, "A 'Green' Spurt for US Businesses?," *The Christian Science Monitor*, October 28, 2005.

[46] Liza Featherstone, "Is Wal-Mart Really Going Green?," *Grist Magazine*, November 30, 2005.

[47] Melanie Warner, "Wal-Mart Eyes Organic Foods," *The New York Times*, May 12, 2006.

[48] *Ibid.*

[49] J. Michael Fitzpatrick, "Business Case for Sustainability," Keynote Address, "8th Annual Green Chemistry and Engineering Conference," June 29, 2004.

[50] Karen Robinson-Jacobs, "Big Retailers Want a Piece of Organic Pie," *The Dallas Morning News*, August 22, 2006.

[51] Warner.

[52] *Ibid.*

[53] *Ibid.*

[54] *Ibid.*

[55] Gunther.

[56] Warner.

[57] "Wal-Mart Declares War on Organic Farmers," Press Release, Cornucopia Institute, September 28, 2006.

[58] *Ibid.*

[59] Harold Brubaker, "Wal-Mart Switches to Corn-based Plastic Packaging," *The Philadelphia Inquirer*, October 20, 2005.

[60] Phil Rooney, "Biodegradable Corn Products May Become Plastics of Future," *The Seattle Times*, May 6, 2003.

[61] Elizabeth Royte, "Corn Plastic to the Rescue," *Smithsonian Magazine*, August 1, 2006.

[62] "Blame for Litter Unfairly Tossed on Restaurants with Ban on the Use of Plastic Foam," Editorial, *Nation's Restaurant News*, July 10, 2006.

[63] Royte.

[64] *Ibid.*

[65] *Ibid.*

[66] *Ibid.*

[67] Ben Miyares, "Switching to Corn-based Plastic Packaging, Wal-Mart Launches Sustainability Initiative," *Packaging Management Update*, October 31, 2005.

[68] Gunther.

[69] *Ibid.*

[70] Mindy Fetterman, "Wal-Mart Grows Green Strategies; No. 1 Retailer Embraces Environment, but some say it's just 'Green-Washing.'"

[71] Gunther.

[72] Griscom Little.

[73] Annie D'Innocenzio, "Wal-Mart Announces 5-Year Plan to Reduce Packaging by 5 Percent," Associated Press, September 22, 2006.

[74] Kabel.

[75] Fetterman.

[76] Kabel.

[77] "Wal-Mart Takes Lead on Supporting Sustainable Fisheries," Press Release, Wal-Mart, February 3, 2006.

[78] Kabel.

[79] Fetterman.

[80] "Wal-Mart Agrees to Storm Water Settlement," Press Release, Wal-Mart, August 15, 2005.

[81] "Wal-Mart Announces $1 Million 'Acres for America' Signature Grant," Press Release, National Fish and Wildlife Federation.

[82] Marcus Kabel, "Gore Praises Wal-Mart for Sustainability Plans," Associated Press, July 13, 2006.

[83] Gunther.

[84] Griscom Little.

[85] Barbaro and Barringer.

[86] Jonathan Birchall, "Picking a Shade of Green," *Financial Express*, February 13, 2006.

[87] Truini.

[88] Kabel.

[89] Featherstone.

[90] Barbaro and Barringer.

[91] Birchall.

[92] Featherstone.

[93] Gunther.

[94] Fetterman.

[95] Lynda Edwards, "Gore Rolls his Film at Wal-Mart HQ," *Arkansas Democrat-Gazette*, July 13, 2006.

[96] www.walmartstores.com/GlobalWMStoresWeb/navigate.do?catg=625.

[97] Joe Rodriguez, "Exploitation of Illegals is Everywhere," *The Wichita Eagle*, November 11, 2003.

[98] Swanson.

[99] Tammy Joyner, "Wal-Mart Accused of Racial Bias," *The Atlanta Journal-Constitution*, September 24, 2004.

[100] William Selway, "Wal-Mart Loses to the Little Guy," Bloomberg News, April 8, 2004.

[101] Alex Daniels, "Chicago Not Sold on Plans for 2 Inner-City Wal-Marts," *Arkansas Democrat-Gazette*, May 23, 2004.

[102] Swanson.

[103] Libby Sander, "Wal-Mart Reaches Chicago," *The New York Times*, September 28, 2006.
[104] Jesse Jackson, "Starbucks' Founder Built a Global Company that is a Good Citizen Everywhere," *Chicago Sun-Times*, July 6, 2004.
[105] Marcus Kabel, "Wal-Mart Critics: Where Would Jesus Shop," Associated Press, December 9, 2005.
[106] Alex Daniels, "Wal-Mart Stakeholders take Stocks; Company's Reputation Center-Stage at Meeting," *Arkansas Democrat-Gazette*, June 5, 2004.
[107] Cliff Hocker, "Blaylock & Partners, Utendahl and Williams Capital Among Co-Managers in Historic Deal," *Black Enterprise*, January 2000.
[108] Daniels, June 5, 2004.
[109] "Wal-Mart Names Claudia Kennedy to Employment Practices Advisory Panel," Press Release, Wal-Mart, May 9, 2006.
[110] www.walmartfacts.com/FactSheets/8252006_Employment_and_Diversity.pdf.
[111] "Wal-Mart Announces Investment in Texas Minority Business," Associated Press, May 3, 2006.
[112] Gail Appleson, "Law Firms Stress Diversity at the Behest of their Clients," *St. Louis Post-Dispatch*, March 10, 2006.
[113] "Panel Will Add to the Company's Ongoing Diversity and Equal Opportunity Employment Initiatives," Press Release, Wal-Mart, April 24, 2006.
[114] Jeanne Cummings, "To Repel Critics, Wal-Mart Courts Democrats," Associated Press, August 28, 2006.
[115] Josephine Hearn, "Top Business Groups Follow Wal-Mart's Outreach," *The Hill*, July 6, 2005.
[116] Elana Schor, "Wal-Mart Prods Bush for the CBC," *The Hill*, June 16, 2005.
[117] *Ibid.*
[118] www.walmartfacts.com.
[119] Jessica Marquez, "Wal-Mart Group, Unions, Tap Activists to Promote Causes," Crain Communications, April 10, 2006.
[120] Ernie Suggs, "Young Known for Speaking His Mind," *The Atlanta Journal-Constitution*, September 3, 2006.
[121] Errin Haines, "Activist Under Fire for Wal-Mart Position," Associated Press, March 24, 2006.
[122] *Ibid.*
[123] Suggs.
[124] Haines.
[125] Suggs.
[126] Michael Barbaro and Steven Greenhouse, "Andrew Young Resigns Job as Wal-Mart Image-Builder," *The New York Times*, August 18, 2006.
[127] Abigail Goldman, "Grocers Group Sues Wal-Mart," *Los Angeles Times*, August 30, 2006.
[128] Bernard McGhee, "Andrew Young Steps Down from Wal-Mart Committee Post," Associated Press, August 18, 2006.
[129] "Wal-Mart to Protect Gay and Lesbian Employees," Press Release, Pride Foundation, July 2, 2003.
[130] www.equalityproject.org.
[131] "Wal-Mart to Protect Gay and Lesbian Employees."
[132] "Wal-Mart Recognizes Gay Families," 365Gay.com, January 27, 2005.
[133] *Ibid.*
[134] Fred Jackson and Jody Brown, "Wal-Mart Preparing to Offer Another Carrot to GLBT Community," Agape Press, December 15, 2005.
[135] Marcus Kabel, "Wal-Mart CEO Sees Record Results after Host of 2005 Changes," Associated Press, January 4, 2006.
[136] *Ibid.*
[137] *Ibid.*
[138] www.antharia.com/library/detail.php?id=240.
[139] Claire Hoffman, "Wal-Mart Sells 'Brokeback' Amid Conservative Protest," *Los Angeles Times*, April 4, 2006.
[140] www.antharia.com/library/detail.php?id=240.
[141] "Pride At Work Tells the LGBT Community: Do Not Be Fooled By Wal-Mart," Press Release, Pride At Work, December 14, 2005.
[142] "GFN's Guide to the Fortune 500," Gay Financial Network, April 26, 2006.

National Legal and Policy Center

"promoting ethics in public life"

RECEIVED
2007 DEC 26 PM 6:01
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 21, 2007

VIA FEDEX OVERNIGHT DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.W.
Washington, DC 20549

Re: Shareowner Proposal of the National Legal and Policy Center to the General Electric Company under Exchange Act Rule 14a-8

Dear Ladies and Gentlemen:

This letter is submitted on behalf of the National Legal and Policy Center ("NLPC") in response to a December 10, 2007 request from the General Electric Company ("GE") to the Division of Corporation Finance ("Staff") for a no-action letter concerning the above-captioned shareowner proposal.

First, we request that Mr. Thomas J. Kim, chief counsel of the Division of Corporation Finance and a former attorney for the General Electric Company, formally recuse himself from this matter.

Next, we believe that GE's request is without merit and that it should not be granted for the following reasons:

1. The same resolution by the same proponent was included in the GE proxy for the 2007 annual meeting, and received 8.2% of the vote.

2. The SEC staff has repeatedly declined to issue no-action letters for proponent's same or similar resolutions when requested by other companies. See *Wal-Mart* (March 27, 2007); *Verizon* (February 19, 2007); *PepsiCo* (March 3, 2006).

3. GE mischaracterizes the only difference in the proponent's supporting statement in 2007 and the proposed 2008 supporting statement.

   The 2007 supporting statement read, "Details of contributions only sometimes become known when publicized by recipients. For instance, Company

107 Park Washington Court • Falls Church, VA • 22046
703-237-1970 • fax 703-237-2090 • www.nlpc.org

sponsorship of two Rainbow/PUSH conferences in 2006 were disclosed in the conference programs."

The proposed 2008 supporting statement reads, "In both 2006 and 2007 the Rainbow/PUSH Coalition purported that the Company was a sponsor of two conferences in each year, and made use of the Company's name and logo. On April 25, 2006, the Associated Press reported, "GE spokesman Peter O'Toole said the company has not given directly to [Jesse] Jackson's organization, but could not rule out that a GE grant recipient might have shared its funding."

Rather than differing in a material way from 2007, as suggested by GE, the updated language provides even stronger rationale for the point of the resolution, namely that shareholders should have the right to know what organizations they are underwriting with shareholder assets. Indeed, the implication of the O'Toole public statement that shareholder assets may have been distributed "under the table" or in some other less than accountable manner, makes the reasons for the resolution all the more urgent.

4. GE has engaged in a highly selective citing of information from proponent's website that is immaterial to the request for a no-action letter. While proponent is flattered that GE would devote significant attorney's time to compiling such information, GE did not cite other immaterial information demonstrating NLPC's impressive record of success in seeking disclosure of information *in the public interest* by companies and government institutions. NLPC's has sought appropriate disclosure from Democrats and Republicans, liberals and conservatives. For example:.

    a. 1993- NLPC successfully sued Hillary Rodham Clinton's secret health care task force to open its meetings and records. In their 2002 books, both Hillary Rodham Clinton and Sidney Blumenthal acknowledged NLPC's role in making secrecy an issue.

    b. 1996- NLPC exposed then-FDA Commissioner David Kessler for over billing on his expense reimbursements based on documents secured under the Freedom of Information Act (FOIA). Kessler, who was appointed by President George F. W. Bush, resigned soon after.

    c. 1998- NLPC filed ethics Complaints against Rep. Jon Fox (R-PA) for taking a secret personal loan from a developer that he failed to disclose as required by law. (Fox was defeated for re-election.)

    d. 1999- NLPC broke a scandal involving the taxpayer-funded Legal Services Corporation (LSC), which was grossly inflating the number of cases it claimed it handled.

e. 2003- NLPC exposed the Boeing Tanker Deal Scandal, eventually sending two Boeing executives to jail, and saving taxpayers at least $4 billion.

f. 2006 to present- NLPC prompted the ongoing FBI investigation of Rep. Alan Mollohan (D-WV) by filing a 500-page Complaint with the U.S. Attorney in DC.

g. 2007- Senator Lisa Murkowski (R-AK) sold back land that she had purchased in 2006, a day after NLPC filed a Complaint with the Senate Ethics Committee alleging a "sweetheart" deal and that she failed to disclose the transaction.

Conclusion

Based upon the forgoing analysis, we respectfully request that the Staff reject GE's request for a "no-action" letter concerning the Proposal. If the Staff does not concur with our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response. Also, we request to be party to any and all communications between the Staff and GE and its representatives concerning the Proposal.

A copy of this correspondence has been timely provided to GE and its counsel. In the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from GE or other persons, unless that correspondence has specifically confirmed to the Staff that the Proponent or the undersigned have timely been provided with a copy of the correspondence. If we can provide additional correspondence to address any questions that the Staff may have with respect to this correspondence or GE's no-action request, please do not hesitate to call me at 703-237-1970.

Sincerely,

Peter Flaherty
President

cc: David M. Stuart, General Electric Company
Susan M. Wilson, Gibson, Dunn & Crutcher LLP

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 11, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 10, 2007

The proposal requests that the company provide a report disclosing the company's charitable contributions and related information.

We are unable to concur in your view that GE may exclude the proposal under rule 14a-8(i)(4). Accordingly, we do not believe that GE may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(4).

We are unable to concur in your view that GE may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that GE may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

John Fieldsend
Attorney-Adviser

END